3-1-02



·910631

1-12260

Securities and Exchange Commission
Washington, D.C. 20549

02024344



# FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2002 Commission file number 1-12260

## COCA-COLA FEMSA, S.A. de C.V.

*(Translation of Registrant's name into English)*

Río Amazonas 43
Col. Cuauhtémoc, 06500 México D.F., México
(Address of principal office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

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Our mission is to stimulate and satisfy the diverse tastes of our consumers and to maximize shareholder value over time by becoming the most successful bottler in the world, recognized for our operating excellence and the high quality of our people. Today, we are the largest *Coca-Cola* bottler in Mexico and Argentina in terms of sales.

We produce, bottle, and distribute *Coca-Cola*, *Sprite*, *Fanta*, *Lift* and other trademark beverages of *The Coca-Cola Company* in the Valley of Mexico (Mexico City and surrounding areas), Southeast of Mexico (the states of Tabasco and Chiapas, and portions of the states of Oaxaca and Veracruz), and in Buenos Aires, Argentina (Buenos Aires metropolitan area). We have eight bottling facilities in Mexico and one in Buenos Aires. We deliver an average of 1.7 million unit cases a day to 255,103 retailers in Mexico and 72,043 retailers in Argentina, which combined serve a population of over 41 million consumers.

Our capital stock is owned 51% by Fomento Economico Mexicano, S.A. de C.V. (FEMSA), 30% by *The Coca-Cola Company*, and 19% by public investors. The publicly-traded stock are Series L shares with limited voting rights. Our Series L shares are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and as American Depository Receipts (ADRs) on the New York Stock Exchange, Inc. (NYSE: KOF). Each ADR represents ten Series L shares.



AS YOU WILL READ IN THIS YEAR'S REPORT, WE DO MUCH MORE THAN SUCCESSFULLY PRODUCE, DISTRIBUTE, AND MARKET A WORLD-CLASS PORTFOLIO OF BRAND-NAME SOFT DRINK PRODUCTS. WHAT DISTINGUISHES US IS HOW WE CAPITALIZE ON OUR CORE INGREDIENTS — OUR BRAND PORTFOLIO, PRODUCTION AND DISTRIBUTION, MARKETING AND MANAGEMENT EXPERTISE —



IN THE VALLEY OF MEXICO, CONSUMERS DRINK 455 EIGHT-OUNCE SERVINGS OF OUR BEVERAGES EACH YEAR.




Delaware Punch
Coca-Cola
Sprite



IN 2001 COCA-COLA FEMSA SOLD 608 MILLION UNIT CASES OF OUR BEVERAGE BRANDS.





BY BUILDING ON OUR STRONG RELATIONSHIP WITH THE COCA-COLA COMPANY, WE THINK FRESH, THINK SMART, THINK CREATIVE, THINK AND WORK TOGETHER AS A TEAM TO: EXPAND CONSUMER DEMAND FOR OUR QUALITY NON-ALCOHOLIC BEVERAGES ACROSS OUR DIVERSE FRANCHISE TERRITORIES AND GROW SHAREHOLDER VALUE OVER TIME.




Coca-Cola

# THINK FRESH

A WIDER SELECTION OF POPULAR BEVERAGES TO QUENCH CONSUMERS' THIRST AND BUILD BRAND EQUITY



When we last checked, the human tongue had almost 10,000 different taste buds. To stimulate and satisfy our consumers' tastes, we are offering a number of new fresh flavors to choose from, including *Senzao, POWERADE HYDRO,* and *Sidral Mundet* in Mexico, and *Crush* and *Crush Light, Fanta Manzana, Hi-C Manzana, Schweppes Ginger Ale,* and *Citrus* in Argentina. We are also offering consumers new ways to quench their thirst, like *Ciel* sparkling water in Mexico and *Schweppes* tonic water in Argentina.

The popularity of our new brands is already growing among our consumers. *Senzao,* a guarana-flavored soft drink launched in April 2001, caters to the tastes of males ages 15 to 25, and already accounts for 8.7% of our total flavor sales in Mexico. *Crush,* launched in February 2001, and *Tai,* launched in August 2000, cater to the distinct palates and pocketbooks of Buenos Aires, and represented 11.7% of our Argentine business' total sales volume in 2001.

*Our fresh ideas are working: unit sales and per-capita consumption have grown in all of our territories*

PER CAPITA
CONSUMPTION





2001
% GROWTH VOLUME



We keep our brands fresh through strategic marketing initiatives that are tailored to the particular needs of our customers, from small retail stores to large supermarket chains. For example, in Mexico, we are bolstering our support of mom-and-pop retailers — which sell a majority of our products — with merchandising and promotion programs. We provide commercial refrigerators for soft drink display and cooling at little or no charge, together with free point-of-sale display materials and complimentary soft drink products. In particular, we are increasing the placement of coolers among our retailers to increase the consumption and visibility of our beverage brands. We now cover 76.6%, 51.2% and 71.3% of our points of sale in the Valley of Mexico, Southeast of Mexico, and Buenos Aires, respectively. We also offer community sponsorship opportunities at various cultural, social, and sporting events, including soccer's coveted World Cup, as well as numerous sales promotions, such as sweepstakes, contests and product giveaways.



FRESH: diverse tastes, greater choices


Coca-Cola ... viVela
Coca-Cola ... viVela
Coca-Cola

# THINK CREATIVE

MYRIAD PRESENTATIONS SATISFY
CONSUMER PREFERENCES AND EVOKE
TIMELESS COCA-COLA QUALITY



To meet and unlock demand, we market our products in a variety of returnable and non-returnable glass, can, and plastic presentations. In 2001 alone, we introduced a number of new packaging alternatives to satisfy the particular preferences of our customers and consumers, including lighter-weight 1.75-liter *Coca-Cola, Fanta, Quatro Pomelo,* and *Sprite* plastic bottles in Argentina; and 250-milliliter *Delaware Punch, Fanta,* and *Lift* plastic bottles, as well as eight-ounce non-returnable *Coca-Cola* glass bottles, in Mexico and Argentina.

The popularity of the new eight-ounce non-returnable *Coca-Cola* contour bottles underscores the importance of our longstanding relationship with *The Coca-Cola Company*. The August roll-out of this classic eight-ounce presentation evoked the timeless quality of Coke among our diverse base of consumers in Mexico and Argentina.


TERRITORY
Mexico
Common
Buenos Aires
MARKET SEGMENT
Premium
Core
Low

*New products and presentations generated incremental volume of 31.6 million unit cases in 2001.*



In Buenos Aires, to satisfy consumers' varying economic needs, we tailor our strategy to each of the city's socioeconomic regions. This procedure enables us to offer our lower-income consumers more affordable product presentations without scrimping on quality. For example, to serve the city's less advantaged areas, we recently designed and launched a lighter-weight, 1.75-liter straight wall plastic bottle (with less-expensive labels) in which to serve our popular core *Coca-Cola* brands. In this way, we create packaging that fits our consumers' different socioeconomic needs, and capture the most revenue per unit case in each of our market segments.


BÉBELO SI TE ATREVES
Tómate la vida Fanta
Fanta

CREATIVE: more alternatives to choose from


Coca-Cola
víVela

# THINK SMART

TECHNOLOGY THAT ENABLES JUST-IN-TIME
FULFILLMENT AND INCREASES
FLEXIBILITY, FOCUS AND EFFICIENCY

We use advanced information technology to fulfill our customers' needs more efficiently and effectively. Our sales representatives use hand-held technology to gather product delivery information, and consumer data at our customers' point of sale, such as mom-and-pop stores, bars, restaurants, super and hypermarkets. This technology enables us to communicate more quickly, and to take, place, process, and close, each customer's order on the spot. Now, we can accurately adjust for increased or decreased demand, upload each order, and transfer it to our processing system, ensuring that, on the next delivery cycle, our customers' orders are on the truck just-in-time.

Our new company-wide SAP systems architecture ties everything together — from order processing, business intelligence, and data warehousing, to market research and analysis. For example, just-in-time inventory management helps us to minimize waste and to maximize our flexibility.

*Sales volume rose 4.3% in 2001, thanks in significant part to our sales people's use of hand-held technology.*

COCA-COLA FEMSA
SALES VOLUME





% OF SALES USING THE PRE-SALE
SYSTEM/TOTAL SALES



Importantly, we can integrate this platform everywhere; it is a replicable process that enables us to analyze, plan, execute, and monitor new market strategies. Soon, we will be the only *Coca-Cola* bottler to implement this architecture successfully across all of our business systems and processes, including supply chain management and business support.

Our strength is refreshing people's thirst, not managing hardware infrastructure. Thus, on January 14, 2002, we began outsourcing our hardware management and maintenance to EDS, one of the leaders in global information technology services. This relationship will make us even more focused, flexible, and efficient, yielding significant annual cost savings.


KHS
SMART: tying everything together



# THINK TEAM

PEOPLE ABLE TO FACE CHALLENGES. TAKE PRIDE IN THEIR ACCOMPLISHMENTS. AND DELIVER RESULTS AND REFRESHMENT DAILY

Our success and profitability stem from our outstanding team of people. Our employees strive daily to provide refreshment to more than 41 million consumers, whetting their palates with 26 brands in more than 29 different packages. The creativity, discipline, flexibility, and efficiency of all of our employees enable us to keep our costs low and our brands on top.

Our people's pride in team accomplishments not only builds job satisfaction, but also keeps us ahead of the competition. Competing in Mexico City, one of the world's largest beverage markets, our work teams achieved higher efficiency, product and packaging quality, and operating standards in a pilot program at line one of the Toluca mega plant — a facility with 208 million unit cases of production capacity per year. Our next step is to replicate and integrate line one's successful micro-business strategy in the rest of the plant.

*Our people post winning results year after year in the face of challenges and stiff competition.*

UNIT CASE PER EMPLOYEE





PLANT PRODUCTIVITY IN THE VALLEY OF MEXICO



Our people's willingness and ability to confront tough challenges and stiff competition is why we achieve a winning record of growth year after year. In 2001, despite the Argentine economy's fourth consecutive year of negative growth, people from all levels of the organization banded together to achieve record volume and productivity. In the process, we worked to develop a new dialogue and forge a stronger relationship with our customers. We took tangible steps to engender customer loyalty and to improve customer interaction and communication. We implemented a range of programs, including market multi-segmentation and stratification strategies, as well as more affordable brands and packaging, to address specific customer needs more efficiently. We expanded our soft drink portfolio with innovative new offerings to fulfill the different desires of our consumers in every occasion. As a result, we transformed our Argentine operations into a one-stop shop for retailers of non-alcoholic beverages in Buenos Aires.


FEMSA
TEAM:
the busine


THINK


COCA COLA

# OPERATING HIGHLIGHTS

## COCA-COLA FEMSA TERRITORIES

### MEXICO



### ARGENTINA



## PRODUCT MIX BY BRAND

**MEXICO**

| Brand | % |
|---|---|
| Coca-Cola | 72.0 |
| Coca-Cola Light | 3.2 |
| Sprite | 3.6 |
| Sprite-Light | 0.1 |
| Fresca | 4.0 |
| Fanta | 4.2 |
| Lift | 5.8 |
| Senzao | 1.8 |
| Deleware Punch | 1.0 |
| Ciel | 3.1 |
| Ciel Mineralizada | 1.0 |
| Sidral Mundet | 0.1 |
| Powerade | 0.1 |

**ARGENTINA**

| Brand | % |
|---|---|
| Coca-Cola | 60.7 |
| Coca-Cola Light | 9.1 |
| Sprite | 7.9 |
| Sprite-Light | 1.4 |
| Fanta | 4.9 |
| Quatro | 2.4 |
| Kin | 0.5 |
| Tai | 8.4 |
| Schweppes | 0.6 |
| Crush | 3.3 |
| Hi-C | 0.8 |

## SERVING MIX

% of Total Volume

| Mexico | | Argentina |
|---|---|---|
| 43.0% | Personal | 18.0% |
| 57.0% | Multiserving | 82.0% |

## PACKAGING MIX

% of Total Volume

| Mexico | | Argentina |
|---|---|---|
| 40.6% | Returnable | 5.8% |
| 59.4% | Non Returnable (includes Post Mix) | 94.2% |

## OPERATIONS

| | Valley of Mexico | | Southeast of Mexico | | Buenos Aires | |
|---|---|---|---|---|---|---|
| | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 |
| POPULATION | 18.5 | **19.3** | 10.2 | **10.4** | 11.4 | **11.5** |
| PER CAPITA CONSUMPTION | 445 | **455** | 275 | **281** | 255 | **271** |
| PRODUCTION PLANTS[1] | 5 | **4** | 4 | **4** | 1 | **1** |
| PRODUCTION LINES | 16 | **17** | 7 | **6** | 6 | **7** |
| ANNUAL AVG. CAP. / LINE[2] | 31 | **31** | 17 | **22** | 34 | **32** |
| DISTRIBUTION ROUTES | 1,083 | **1,077** | 451 | **421** | 211 | **239** |
| DISTRIBUTION CENTERS | 17 | **15** | 44 | **41** | 5 | **4** |
| INSTALLED CAPACITY[2] | 493 | **529** | 119 | **134** | 187 | **207** |
| % UTILIZED | 70% | **67%** | 77% | **74%** | 56% | **61%** |
| NUMBER OF EMPLOYEES | 8,820 | **8,720** | 4,001 | **3,678** | 2,233 | **2,144** |

(1) Does not include the recently acquired Sabino plant during December 2001. (2) Millions of unit cases.

## CHANNEL MIX

### Valley of Mexico



| | |
|---|---|
| Small Retailers | 72.3% |
| Super/Hyper Markets | 7.2% |
| Restaurants and Bars | 10.0% |
| Schools | 0.5% |
| Others | 10.0% |
| Total | 100.0% |

### Buenos Aires



| | |
|---|---|
| Small Retailers | 39.2% |
| Super/Hyper Markets | 28.4% |
| Restaurants and Bars | 9.5% |
| Schools | 0.3% |
| Others | 22.6% |
| Total | 100.0% |

Small Retailers ■ Super/Hyper Markets ■ Restaurants and Bars
■ Schools ■ Others

What distinguishes us from our competitors is how we capitalize on our employees, our corporate culture, our market experience, and the *Coca-Cola* brand portfolio to generate shareholder value. It is those intangible assets that enable us to execute, while enhancing our business strategy; By taking advantage of these strengths and thinking outside the bottle, we believe that we can continue to achieve record growth.

In a year of great economic volatility, our outstanding results evidence our distinct ability to connect with our customers and consumers. We logged another record year of sales volume — 607.8 million unit cases, up 4.3% from 2000. Importantly, our business' underlying fundamentals — channel marketing, our growing commercial network of 327,146 plus retailers, our management information systems, the *Coca-Cola* brand portfolio, and our people — are stronger than ever.

Our consolidated revenues were U.S.$1,907 million, up 3.8% from 2000. EBITDA was U.S.$537 million, a gain of 14.0%. Net income was U.S.$244 million, and earnings per share were U.S.$0.17, a gain of 68.8%. And, our return on invested capital was 24.1%, as compared with 17.4% in 2000. It is important to note the Company has acheived a 26.6% compounded annual growth rate in operating income over the last six years. Our fresh products and merchandising initiatives, our smart use of advanced information technology, our innovative market segmentation strategy and packaging, and — most importantly — our team of people have enabled us to realize these superior results.

In the future, we look to build per-capita consumption and brand equity across our diverse market territories. To that end, our marketing teams continue to craft designs — such as Buenos Aires' multi-segmentation strategy — that are tailored to the different tastes and socioeconomic characteristics of our Argentine consumer base. In Mexico, we are strengthening our support of small mom-and-pop retailers, which represent a majority of our sales, through tactical promotions and merchandising.

We are developing and enhancing our brand portfolio to meet market demand more efficiently and increase our overall profitability. To stimulate and respond to consumer demand, we continue to launch and promote fresh new products and presentations, such as the very popular *Senzao* soft drink and the eight-ounce non-returnable glass presentation of *Coca-Cola*.

We view our longstanding relationship with *The Coca-Cola Company* as integral to our business' success. Not only is *The Coca-Cola Company* an important shareholder, it also shares with us valuable industry experience and a growing array of quality *Coca-Cola* trademark beverages.

To complement *The Coca-Cola Company's* brand portfolio, we executed a franchise bottling agreement with FEMSA under which we will become the sole franchisee for the bottling, distribution and sale of Mundet brands in the Valley of Mexico and parts of our Southeast Mexico territory. The addition of *Sidral Mundet*, a 100-year-old brand with a strong local heritage and market presence, as well as the other *Mundet* brands, will expand our volume base and offer us more flexibility to execute new market strategies.

To standardize our business processes more rapidly and to respond better to changing market needs, we are enhancing our established SAP systems architecture across our organization. We believe that we can use this platform to integrate new market strategies immediately and realize significant market efficiencies. These initiatives, coupled with our recently announced relationship with EDS, should enable us to realize permanent cost savings and to increase our operating efficiency and flexibility.

Our infrastructure and process reengineering are helping us to improve asset utilization and maximize productivity at each of our facilities. In five years, we have consolidated our production from nine to four plants in the Valley of Mexico and from two to one plant in Argentina. We also consolidated our distribution from 23 to 15 distribution centers in the Valley of Mexico. In 2001, we closed the Atizapán and Los Angeles distribution centers in the Valley of Mexico and consolidated those operations among the rest of our distribution network. We further ceased production at the Tlalpan II plant, transferring its two lines to the Toluca mega plant.

JOSÉ ANTONIO FERNÁNDEZ
Chairman of the Board



CARLOS SALAZAR LOMELÍN
Chief Executive Officer

Beginning this year, we converted our Mexican bottling facilities to sugar cane-based production. As a result, the Mexican government's recently imposed excise tax on carbonated soft drinks sweetened with high fructose corn syrup should not significantly affect our profitability.

Several cost-cutting measures helped to drive profitability in Argentina, including closure of the San Justo plant and Roca distribution centers; headcount optimization; implementation of a seasonal labor program, which tailors employment directly to seasonal demand; lighter packaging presentations, which reduce presentation costs; and tolling manufacturing to other bottlers to improve plant utilization and efficiency.

In the fourth quarter, our Argentine operations began a pre-devaluation program. In addition to our successful multi-segmentation, channel marketing, and price/revenue management strategies, we are undertaking steps to address the country's current economic situation. These initiatives — which capitalize on our experience with Mexico's past inflationary environment — focus on cash management, developing local suppliers for raw materials and spare parts, optimizing our Argentine distribution network, and adapting our systems to handle different exchange rates and possible inflationary conditions.

Finally, we continue to focus our attention on developing and retaining an outstanding team of people at all levels. As a result of our strong track record of profitable growth, we believe that we are in a superior position to withstand pending market challenges — including Mexico's economic slowdown and Argentina's recession — and to capitalize on corresponding market opportunities. In this respect, our volumes have risen impressively over the past seven years despite price increases and an uneven macroeconomic environment.

Thank you for your continuous support. We look forward to expanding demand for our quality brands and maximizing value for you.

| *Millions of constant Mexican pesos or U.S. dollars as of December 31, 2001 (except volume and per share data)* | **(US$) 2001** | **(Ps.) 2001** | (Ps.) 2000 | % Change | (Ps.) 1996 | Five-Year Compounded Growth Rate% |
|---|---|---|---|---|---|---|
| Total revenue | **1,907** | **17,504** | 16,857 | 3.8% | 11,372 | 9.0% |
| Cash operating profit[1] | **537** | **4,934** | 4,328 | 14.0% | 1,970 | 20.0% |
| Net income | **244** | **2,244** | 1,329 | 68.8% | 851 | 21.4% |
| Total assets | **1,507** | **13,831** | 11,297 | 22.4% | 9,984 | 6.7% |
| Long-term debt | **304** | **2,790** | 3,062 | -8.9% | 4,383 | -8.6% |
| Total stockholders' equity | **814** | **7,474** | 5,162 | 44.8% | 4,276 | 11.8% |
| Sales volume (millions of unit cases) | **607.8** | **607.8** | 582.6 | 4.3% | 380.5 | 9.8% |
| Capital expenditures | **86** | **789** | 884 | -10.7% | 1.796 | -15.2% |
| Book value per share[2] | **5.7[3]** | **5.2** | 3.6 | 44.8% | 3.0 | 11.8% |
| Net income per share[2] | **1.72[3]** | **1.57** | 0.93 | 68.8% | 0.6 | 21.4% |


2000
1500
1000
500
0
Millions of US$
99 00 01

TOTAL REVENUES


500
375
250
125
0
Millions of US$
99 00 01

OPERATING INCOME


700
525
350
175
0
Millions of US$
99 00 01

CASH OPERATING PROFIT

(1) Operating income plus depreciation, amortization and other non-cash items.
(2) Based on 1,425 million shares outstanding.
(3) Based on 142.5 million ADRs outstanding.

Notes: In order to eliminate the effects of inflation from the figures of previous periods at Coca-Cola FEMSA's Mexican and Argentine subsidiaries, the financial information presented in this report is expressed in Mexican Pesos or U.S. Dollars with purchasing power of December 31, 2001.

Coca-Cola FEMSA Buenos Aires keeps its financial records in Argentine Pesos. In order to consolidate these records with those of the Mexican subsidiaries, Argentine Pesos are inflated using the Argentine Inflation and translated into Mexican Pesos.

## CFO'S LETTER TO SHAREHOLDERS



HECTOR TREVIÑO GUTIÉRREZ
*Chief Financial and Administrative Officer*

Dear Shareholders: I am proud to report that, despite a very challenging marketplace environment, we achieved all-time highs in key financial and operating benchmarks:

- Consolidated sale volumes reached 608 million unit cases
- Consolidated return on invested capital (ROIC) was 24.1%
- Consolidated EBITDA margin to total revenues of 28.2% (Mexican operations 30.9%)
- Consolidated net income margin to total revenues was 12.8%
- Consolidated net income reached US$244 million

To top it all off, Moody's Investor Service upgraded our investment-grade rating from Baa3 to Baa2 in November 2001, and Standard and Poor's raised it from BBB- to BBB in February 2002. The credit rating increase was based on our Company's strong business fundamentals and growing financial strength, as well as our role in the *Coca-Cola* beverage system.

Our EBITDA and operating income grew by 14.0% and 25.0%, respectively, during 2001. Despite the Mexican economic slowdown and Argentine recession, we drove profitability through volume growth, lower unit price of certain raw materials denominated in U.S. dollars, rationalization of our production and distribution network, and better fixed-cost absorption.

In 2001, our Argentine operating income grew by more than 8%. This progress resulted from a number of complementary actions, including but not limited to the launch of new affordable value-protection flavor brands, such as *Tai* and *Crush*; the introduction of premium brands such as *Hi-C* orange and apple,

*Schweppes Ginger Ale*, *Citrus* and *Tonic* to strengthen our high-end brand portfolio; and multiple cost-cutting measures, including the closure of the Roca distribution center.

In the Valley of Mexico, we closed one plant and two distribution centers. These closures further consolidated and enhanced our distribution capability, which is one of our strongest competitive advantages.

Our Company's cash generation and balance sheet are stronger than ever. We generated free cash flow of U.S.$276 million, up 99% from 2000. Total long-term debt remained stable at U.S.$304 million, and our capital expenditures (CAPEX) totaled U.S.$86 million for the year. In 2001, we mainly invested in coolers and maintenance of our production and distribution facilities. We expect our CAPEX will remain stable going forward.

For the first time, we ended the year with a net cash position of U.S.$162 million. As a result, we are better prepared to take advantage of arising acquisition opportunities and to participate in the consolidation of the soft drink beverage industry in Latin America. To generate sustainable and profitable growth, we will continue to evaluate prudent acquisition opportunities that fit our strategic goals and financial parameters. If these acquisitions are not available, we will explore other value-enhancing opportunities.

We firmly believe that increased per-capita consumption of our existing brands and the development of new products and presentations — combined with our market knowledge and smart use of information technology — will enable us to increase profitability and create value for our shareholders now and into the future.



EBITDA / NET INTEREST EXPENSE


150
0
-150

NET DEBT (TOTAL DEBT MINUS CASH)



RETURN ON INVESTED CAPITAL (ROIC)*

## SEVEN YEAR SUMMARY

*Millions of Constant Mexican Pesos (Ps.) as of December 31, 2001*

| | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|
| INCOME STATEMENT | | | | | | | |
| Total sales | **17,504** | 16,857 | 15,332 | 14,601 | 12,693 | 11,372 | 10,872 |
| Cost of goods sold | **8,256** | 8,324 | 8,060 | 8,036 | 6,884 | 6,411 | 6,155 |
| Gross profit | **9,248** | 8,532 | 7,272 | 6,565 | 5,809 | 4,961 | 4,717 |
| Operating expenses(1) | **5,341** | 5,378 | 4,875 | 4,512 | 3,972 | 3,789 | 3,748 |
| Goodwill amortization | **111** | 118 | 127 | 135 | 108 | 102 | 49 |
| Income from operations | **3,796** | 3,036 | 2,271 | 1,918 | 1,729 | 1,070 | 920 |
| Integral cost of financing | **50** | 569 | 322 | 437 | 235 | 47 | 57 |
| Other (income) expenses | **86** | 134 | 73 | 252 | 169 | (88) | (77) |
| Taxes | **1,416** | 1,004 | 815 | 483 | 338 | 260 | 245 |
| Consolidated net income | **2,244** | 1,329 | 1,061 | 746 | 987 | 851 | 695 |
| Majority net income | **2,244** | 1,329 | 1,061 | 746 | 955 | 822 | 648 |
| Minority net income | **—** | — | — | — | 32 | 29 | 47 |
| RATIOS TO SALES (%) | | | | | | | |
| Gross margin | **53.4** | 50.9 | 47.6 | 45.3 | 46.1 | 43.8 | 43.6 |
| Operating margin | **21.7** | 18.0 | 14.8 | 13.1 | 13.6 | 9.4 | 8.5 |
| Net income | **12.8** | 7.9 | 6.9 | 5.1 | 7.8 | 7.5 | 6.4 |
| CASH FLOW | | | | | | | |
| Cash operating profit (EBITDA)(2) | **4,934** | 4,328 | 3,438 | 2,806 | 2,687 | 1,970 | 1,646 |
| Capital expenditures(3) | **789** | 884 | 907 | 2,851 | 2,305 | 1,796 | 2,807 |
| BALANCE SHEET | | | | | | | |
| Current assets | **5,815** | 3,006 | 1,651 | 1,271 | 1,237 | 1,610 | 1,163 |
| Fixed assets | **6,459** | 6,736 | 6,945 | 7,323 | 6,820 | 6,395 | 6,329 |
| Deferred charges | **520** | 440 | 412 | 394 | 321 | 231 | 85 |
| Goodwill | **898** | 961 | 1,708 | 2,110 | 2,100 | 1,669 | 1,466 |
| Inv. in associated companies | **139** | 153 | 150 | 123 | 102 | 78 | 25 |
| Total assets | **13,831** | 11,297 | 10,864 | 11,222 | 10,579 | 9,984 | 9,068 |
| Liabilities | | | | | | | |
| Short term debt | **14** | 16 | 27 | 1,334 | 1,180 | 58 | 82 |
| Long term debt | **2,790** | 3,062 | 3,262 | 3,827 | 3,744 | 4,383 | 4,319 |
| Interest payable | **63** | 70 | 75 | 93 | 89 | 94 | 71 |
| Operating liabilities | **2,311** | 1,944 | 2,185 | 1,257 | 1,163 | 1,047 | 734 |
| Deferred taxes | **663** | 715 | — | — | — | — | — |
| Labor liabilities and other | **515** | 328 | 249 | 184 | 153 | 126 | 137 |
| Total liabilities | **6,357** | 6,135 | 5,798 | 6,694 | 6,330 | 5,708 | 5,343 |
| Stockholders' equity | **7,474** | 5,162 | 5,067 | 4,527 | 4,249 | 4,276 | 3,725 |
| Majority interest | **7,474** | 5,162 | 5,067 | 4,527 | 4,249 | 4,009 | 3,530 |
| Minority interest | **—** | — | — | — | — | 267 | 195 |
| FINANCIAL RATIOS (%) | | | | | | | |
| Current | **2.43** | 1.48 | 0.72 | 0.47 | 0.51 | 1.34 | 1.31 |
| Leverage | **0.85** | 1.19 | 1.14 | 1.48 | 1.49 | 1.42 | 1.51 |
| Capitalization | **0.27** | 0.37 | 0.39 | 0.62 | 0.62 | 0.53 | 0.56 |
| Coverage | **117.14** | 19.90 | 8.85 | 5.16 | 7.93 | 6.14 | 9.25 |
| DATA PER SHARE(4) | | | | | | | |
| Book value | **5.245** | 3.622 | 3.555 | 3.177 | 2.982 | 2.813 | 2.477 |
| Majority net income | **1.575** | 0.933 | 0.744 | 0.524 | 0.670 | 0.577 | 0.455 |
| Dividends paid(5) | **0.212** | 0.173 | 0.140 | 0.139 | 0.116 | 0.064 | 0.057 |
| No. employees | **14,542** | 15,054 | 15,273 | 15,003 | 14,154 | 14,226 | 14,147 |

(1) 1998 figure includes the fixed asset adjustment originated by the writedown in the value of computer equipment and information systems.

(2) Income from operations plus non-cash charges.

(3) Includes bottles and cases, deferred charges, property, plant and equipment.

(4) Based on 1,425,000,000 shares.

(5) Dividends paid during the year based on the prior year's net income.

## RESULTS OF OPERATIONS FOR 2001 AS COMPARED TO 2000

**SALES VOLUME**

Sales volume in the Mexican Territories grew by 3.6% to 477.9 million unit cases during 2001, representing 78.6% of Coca-Cola FEMSA's total sales volume. As compared to the previous year, 2001 sales volume increased by 2.4% for colas and by 4.2% for flavored soft drinks. Sales volume of *Ciel* still water in the same period increased by 31.0% to 14.9 million unit cases.

The 3.6% sales volume growth in the Mexican Territories was the result of new product launches such as *Senzao*, *Ciel Mineralizada* (sparkling water), and *POWERADE HYDRO*, and packagings such as the new eight-ounce non-returnable glass presentation for *Coca-Cola* and the 250-milliliter PET non-returnable presentation for *Fanta*, *Lift*, and *Delaware Punch*.

Notwithstanding the adverse economic conditions in Argentina, sales volume increased by 6.9% as a result of its stronger brand portfolio, with the launch of *Schweppes Ginger Ale*, *Citrus* and *Tonic*, *Hi-C Orange* and *Apple*, *Kin Soda*, *Crush*, and *Taí*, and the growth of *Coca-Cola Light*, which resulted in 34.4% growth in flavors and almost flat cola sales, which decreased 1.5%.

The packaging trend in the soft drink industry has moved toward non-returnable presentations in recent years. In total, these presentations (including cans and post-mix) represented 59.4% of the Company's aggregate soft drink sales in the Mexican Territories during 2001, as compared to 55.7% in 2000. The use of non-returnable packages continued to increase in the Southeast territory, growing from 49.1% of total sales to 54.8% in 2001. The Company believes that its portfolio strategies will protect the smaller retailers that represent the largest share of the distribution channel in Mexico and will maintain a barrier to entry for non-branded products by supporting the use of returnable packages.

In the Buenos Aires Territory, non-returnable presentations represented 94.2% of the Company's total soft drink sales during 2001, as compared to 90.2% in 2000.

**NET SALES**

Net Sales grew by 4.8% in the Mexican territories. During 2001, the Company recorded a 1.1% real price increase due to a change in the product and packaging mix.

In Argentina, average real price per unit case decreased 9.0% in 2001, a result of consumer migration to lower-price brands and larger presentations with a lower price per ounce. Although sales volume increased by 6.9%, lower average price per unit case offset this increase, resulting in a 3.0% reduction in net sales during 2001.

**OTHER OPERATING REVENUES**

Consolidated other operating revenues increased from Ps. 81.6 million in 2000 to Ps. 169.8 in 2001. The growth of these revenues mainly reflected the toll bottling contracts that the Company has with other bottlers of the Coca-Cola System in Argentina.

**COST OF SALES**

Total cost of sales includes spending for raw materials (principally sweeteners, soft drink concentrate, packaging materials, and water), depreciation expenses attributable to the Company's production facilities, wages and other employment expenses associated with the production labor force, and other overhead costs. Concentrate prices for the Coca-Cola trademark beverages, which are payable in local currency, are determined as a percentage of the wholesale price net of any value-added or similar taxes.

As a percentage of net sales, consolidated cost of sales decreased by two percentage points over 2000 as a result of (i) higher fixed-cost absorption driven by sales volume growth, (ii) lower unit price of certain raw materials due to the appreciation of the Mexican peso over the U.S. dollar, and (iii) fixed-cost reductions resulting from the closing of one plant and two distribution facilities in the Valley of Mexico during 2001 and two plants in the Southeast of Mexico during 2000.

In Buenos Aires, cost of sales as a percentage of net sales decreased by 0.4 percentage points, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closing of the San Justo plant in 2000 and the Roca distribution center in 2001.

#### OPERATING EXPENSES

Consolidated operating expenses decreased by 0.7% to Ps. 5,341 million in 2001 from Ps. 5,378 million in 2000. This slight abatement resulted from a decline of 0.3% and 1.9% in selling and administrative costs, respectively.

As a percentage of total sales, selling and administrative expenses decreased in Mexico by 1.5 percentage points and 0.4 percentage points, respectively, reflecting an increase in sales volumes, a decrease in distribution costs, and lower bottle and case breakage costs due to a higher non-returnable volume mix.

In Argentina, selling expenses as a percentage of total sales increased by 1.6 basis points, representing a 5.1% increase in absolute terms resulting from higher marketing costs. Administrative expenses in Argentina decreased 0.5 basis points, representing a decrease of 9.0% in absolute terms due to savings achieved from headcount optimization across the Company and the implementation of a seasonal labor program.

#### GOODWILL

Goodwill amortization in 2001 totaled Ps. 111.2 million, as compared to Ps. 118.2 million in 2000, a reduction of 5.9%. This decrease occurred as a consequence of the effect of Mexican inflation on goodwill related to the restatement in Mexican pesos of the 1994 acquisition of Coca-Cola FEMSA Buenos Aires.

#### OPERATING INCOME

Consolidated income from operations after goodwill amortization grew by 25% to Ps. 3,796 million in 2001. Lower cost of sales per average unit case and a slight decline in operating expenses effected a 3.7 percentage points increase in operating income as a percentage of total sales.

#### INTEGRAL COST OF FINANCING

The term "integral cost of financing" refers to the combined financial effects of net interest expense or interest income, net foreign exchange gains or losses, and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign exchange rates on assets or liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of inflation on monetary assets and liabilities.

The integral cost of financing decreased 91.3%, from Ps. 568.9 million in 2000 to Ps. 49.7 million in 2001. The following factors contributed to the net decrease:

Net interest expense in 2001 declined by 81% as compared to 2000, due to higher cash holdings as well as the appreciation of the Mexican peso against the U.S. dollar. The majority of the Company's interest expenses are denominated in U.S. dollars.

Monetary position cycled from a gain of Ps. 6.4 million in 2001 to a loss of Ps. 76.6 million in 2000, a result of the Mexican inflation adjustments applied to the net monetary assets of our Mexican operations and the Argentine deflation adjustments applied to the net monetary liabilities of our Argentine operations.

Foreign exchange gain totaled Ps. 69.0 million during 2001. This increase reflected the effect of the depreciation of the Argentine peso against the U.S. dollar as applied to the U.S. dollar-denominated assets position (consisting principally of cash) of the Company in Buenos Aires, which offset the loss generated by the appreciation of the Mexican peso against the U.S. dollar as applied to the dollar-denominated cash position of the Company in Mexico. The Company applied an exchange rate of 1.7 Argentine pesos per U.S. dollar for the period ending December 31, 2001.

#### OTHER EXPENSES

Costs denominated as "Other Expenses" are primarily related to production and distribution rationalization efforts and headcount optimization. This category of expenses decreased from Ps. 134.4 million in 2000 to Ps. 86.4 million in 2001.

#### INCOME TAX, TAX ON ASSETS AND EMPLOYEE PROFIT SHARING

Income tax, tax on assets, and employee profit sharing increased by 41.1%, from Ps. 1,003.8 million in 2000 to Ps. 1,416.1 million in 2001. The Company's consolidated effective income tax, tax on assets, and employee profit sharing rate decreased from 43.0% in 2000 to 38.4% in 2001, mainly due to the inclusion of deferred taxes resulting from the changes to the Mexican Income Tax Law, which gradually will lower the tax rate from 35% in 2002 to 32% in 2005.

#### NET INCOME

Net income for 2001 increased by 68.8% to Ps. 2.244 billion from Ps. 1.329 billion in 2000. This gain resulted from a 25.0% increase in operating income and a decrease of 91.3% in the integral cost of financing.

#### IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

In December 2001, the Argentine Government implemented several economic measures that restricted cash withdrawals from local bank deposits. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002. After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate set at A $1.4 Argentine pesos per U.S. dollar for specific import/export related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions.

Given the economic crisis in Argentina and the uncertainty over the appropriate value of the Argentine peso, the Company recognized a loss generated by the devaluation of the Argentine peso versus the U.S. dollar against its original investment in Argentina.

The income statement was calculated using an exchange rate of one Argentine peso per U.S. dollar for the first eleven months of 2001. For the month of December 2001, the Company used an exchange rate of A $1.7 Argentine pesos per U.S. dollar, the exchange rate available in the open market. This method resulted in a compounded exchange rate of 8.891 Argentine pesos per Mexican peso (or A $1.03 per U.S. dollar) for the year.

The Company reflected the impact of the devaluation of the Argentine peso on its balance sheet by restating its foreign currency-denominated fixed assets in Argentina at the controlled exchange rate of A $1.4 Argentine pesos per U.S. dollar and its foreign currency-denominated liabilities in Argentina at the free-floating exchange rate of A $1.7 Argentine pesos per U.S. dollar.

The loss generated by the devaluation of the Argentine peso, which amounted to Ps. 843.6 million, was applied against the shareholder's equity of the Company. In order to present comparative figures for previous years and in accordance with accounting guidelines mandating under these circumstances the restatement of the financial results of foreign subsidiaries in past years, the Company used the exchange rates at the close of the fiscal year to restate previous years' balance sheet (A $1.70 per U.S. dollar) and income statement items (A $1.03 per U.S. dollar).

Led by the Mexican Entrepreneurial Coordinator Counsel, a number of Mexico's largest companies and institutions issued a set of recommendations in 2000, the Best Corporate Practices Code, designed to improve the corporate governance and disclosure practices of companies in Mexico. The recommendations focused on the responsibilities and composition of corporate boards and of particular board committees, as well as general accounting, auditing and reporting standards.

Coca-Cola FEMSA has always adhered to world-class standards of corporate governance and disclosure. The Code, however, did introduce some novel recommendations that we intend to implement in their entirety, reinforcing the Company's commitment to attaining the highest benchmarks in disclosure and management.

Over time, Coca-Cola FEMSA has developed an exceptional Board of Directors that brings together shareholders, managers, and independent directors with top-notch talent and a remarkable breadth of international management experience. The complementary skill and background of the members of our Board of Directors have produced new approaches and perspectives that contribute to the Company's continuous improvement and growth.

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

**ANDERSEN**

Ruiz, Urquiza y Cía., S.C

To the Shareholders of Coca-Cola FEMSA, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of COCA-COLA FEMSA, S.A. DE C.V. (a Mexican Corporation) AND SUBSIDIARIES (collectively referred to as the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 4 n), beginning January 1, 2000 the Company adopted the new procedures for the recognition of deferred income taxes as prescribed by recently revised Bulletin D-4, "Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing".

As mentioned in Note 4 p), beginning January 1, 2001 the Company adopted the new procedures for the recognition of all financial instruments as prescribed by Bulletin C-2, "Financial Instruments".

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States (U.S. GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders' equity to U.S. GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally are set forth in Notes 21 and 22.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico.

Arthur Andersen

January 19, 2002
México, D.F.

Translation of a report originally issued in Spanish

# MANAGEMENT'S RESPONSIBILITY FOR INTERNAL CONTROL

The management of Coca-Cola FEMSA, S.A. de C.V., is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected within a timely period.

# CONSOLIDATED BALANCE SHEET

*At December 31, 2001 and 2000*
*Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2001*

| | 2001 | | 2000 |
|---|---|---|---|
| **ASSETS** | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | $ 467,628 | Ps. 4,292,827 | Ps. 1,758,697 |
| Accounts receivable: | | | |
| Trade | 62,842 | 576,894 | 566,173 |
| Notes | 3,363 | 30,872 | 34,764 |
| Other | 34,214 | 314,084 | 151,395 |
| | 100,419 | 921,850 | 752,332 |
| Recoverable taxes | 251 | 2,301 | 2,619 |
| Inventories | 61,676 | 566,189 | 446,204 |
| Prepaid expenses | 3,457 | 31,730 | 46,566 |
| Total current assets | 633,431 | 5,814,897 | 3,006,418 |
| PROPERTY, PLANT AND EQUIPMENT: | | | |
| Land | 80,418 | 738,234 | 735,142 |
| Buildings, machinery and equipment | 856,389 | 7,861,653 | 7,842,493 |
| Accumulated depreciation | (287,444) | (2,638,732) | (2,433,920) |
| Construction in progress | 31,950 | 293,304 | 280,749 |
| Bottles and cases | 22,327 | 204,961 | 311,561 |
| Total property, plant and equipment | 703,640 | 6,459,420 | 6,736,025 |
| INVESTMENTS IN SHARES | 15,188 | 139,424 | 153,350 |
| DEFERRED CHARGES, NET | 56,637 | 519,924 | 440,414 |
| GOODWILL, NET | 97,764 | 897,475 | 961,294 |
| **TOTAL ASSETS** | $ 1,506,660 | Ps. 13,831,140 | Ps. 11,297,501 |

| | | 2001 | 2000 |
|---|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | |
| CURRENT LIABILITIES: | | | |
| Bank loans and accrued interest | **$ 6,904** | **Ps. 63,381** | Ps. 69,426 |
| Current maturities of long-term debt | **1,530** | **14,042** | 16,075 |
| Suppliers | **162,172** | **1,488,737** | 1,233,478 |
| Accounts payable | **37,301** | **342,420** | 382,916 |
| Accrued taxes | **42,004** | **385,599** | 237,004 |
| Other liabilities | **10,275** | **94,325** | 90,807 |
| Total current liabilities | **260,186** | **2,388,504** | 2,029,706 |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt | **305,488** | **2,804,383** | 3,077,971 |
| Current maturities | **(1,530)** | **(14,042)** | (16,075) |
| Pension plan | **16,289** | **149,532** | 138,119 |
| Seniority premiums | **1,971** | **18,093** | 17,041 |
| Deferred taxes | **72,182** | **662,628** | 715,132 |
| Other liabilities | **37,848** | **347,449** | 173,046 |
| Total long-term liabilities | **432,248** | **3,968,043** | 4,105,234 |
| Total liabilities | **692,434** | **6,356,547** | 6,134,940 |
| STOCKHOLDERS' EQUITY: | | | |
| Capital stock | **244,203** | **2,241,779** | 2,241,779 |
| Additional paid-in capital | **171,811** | **1,577,228** | 1,577,228 |
| Retained earnings | **492,512** | **4,521,260** | 3,493,461 |
| Net income for the year | **244,437** | **2,243,928** | 1,329,389 |
| Cumulative translation adjustment | **127,836** | **1,173,534** | 819,435 |
| Cumulative result of holding nonmonetary assets | **(466,573)** | **(4,283,136)** | (4,298,731) |
| Total stockholders' equity | **814,226** | **7,474,593** | 5,162,561 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 1,506,660** | **Ps. 13,831,140** | Ps. 11,297,501 |

The accompanying notes are an integral part of this consolidated balance sheet.

January 19, 2002
México, D.F.

CARLOS SALAZAR LOMELÍN
Chief Executive Officer

HECTOR TREVIÑO GUTIÉRREZ
Chief Financial
and Administrative Officer

## CONSOLIDATED INCOME STATEMENT

*For the years ended December 31, 2001, 2000 and 1999*
*Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2001*

| | 2001 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Net sales | $ 1,888,244 | Ps. 17,334,078 | Ps. 16,774,914 | Ps. 15,278,221 |
| Other operating revenues | 18,494 | 169,775 | 81,614 | 53,761 |
| Total revenues | 1,906,738 | 17,503,853 | 16,856,528 | 15,331,982 |
| Cost of sales | 899,294 | 8,255,516 | 8,324,147 | 8,059,664 |
| Gross profit | 1,007,444 | 9,248,337 | 8,532,381 | 7,272,318 |
| Operating expenses: | | | | |
| Administrative | 142,043 | 1,303,953 | 1,328,981 | 1,120,283 |
| Selling | 439,756 | 4,036,956 | 4,048,704 | 3,754,233 |
| | 581,799 | 5,340,909 | 5,377,685 | 4,874,516 |
| Goodwill amortization | 12,108 | 111,163 | 118,222 | 126,803 |
| Income from operations | 413,537 | 3,796,265 | 3,036,474 | 2,270,999 |
| Integral cost of financing: | | | | |
| Interest expense | 34,261 | 314,513 | 349,995 | 466,487 |
| Interest income | (29,672) | (272,392) | (132,540) | (78,061) |
| Foreign exchange loss, net | (7,521) | (69,039) | 357,777 | 37,908 |
| Gain(loss) on monetary position | 8,344 | 76,601 | (6,373) | (104,077) |
| | 5,412 | 49,683 | 568,859 | 322,257 |
| Other expenses (income), net | 6,436 | 59,086 | 134,443 | 73,055 |
| Income for the period before income taxes, asset tax and employee profit sharing | 401,689 | 3,687,496 | 2,333,172 | 1,875,687 |
| Income taxes, asset tax and employee profit sharing | 154,266 | 1,416,158 | 1,003,783 | 815,168 |
| Net income for the year before change in accounting principles | 247,423 | 2,271,338 | 1,329,389 | 1,060,519 |
| Change in accounting principles | 2,986 | 27,410 | — | — |
| Net income for the year after change in accounting principles | $ 244,437 | Ps. 2,243,928 | Ps. 1,329,389 | Ps. 1,060,519 |
| Weighted average shares outstanding (in thousands) | 1,425,000 | 1,425,000 | 1,425,000 | 1,425,000 |
| Net income per share (U.S. dollars and Mexican pesos) before change in accounting principles | 0.17 | 1.59 | 0.93 | 0.74 |
| Net income per share (U.S. dollars and Mexican pesos) after change in accounting principles | $ 0.17 | Ps. 1.57 | Ps. 0.93 | Ps. 0.74 |

The accompanying notes are an integral part of this consolidated income statement.

## CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

*For the years ended December 31, 2001, 2000 and 1999*
*Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2001*

| | 2001 | | 2000 | 1999 |
|---|---|---|---|---|
| **RESOURCES GENERATED BY (USED IN):** | | | | |
| OPERATIONS: | | | | |
| Net income for the year | $ **244,437** | Ps. **2,243,928** | Ps. 1,329,389 | Ps. 1,060,519 |
| Depreciation | **70,976** | **651,556** | 710,506 | 606,512 |
| Breakage of bottles and cases | **21,205** | **194,659** | 272,064 | 233,761 |
| Goodwill amortization | **12,109** | **111,163** | 118,222 | 126,803 |
| Amortization and other | **15,233** | **139,839** | 163,733 | 200,070 |
| | **363,960** | **3,341,145** | 2,593,914 | 2,227,665 |
| WORKING CAPITAL: | | | | |
| Accounts receivable | **(18,466)** | **(169,518)** | (67,617) | (46,827) |
| Inventories | **(15,139)** | **(138,974)** | (13,397) | (33,334) |
| Prepaid expenses and recoverable taxes | **1,651** | **15,154** | (21,383) | 28,194 |
| Suppliers | **27,803** | **255,234** | 140,792 | 302,392 |
| Accounts payable and other | **(4,028)** | **(36,978)** | 109,000 | 93,747 |
| Accrued taxes | **16,187** | **148,595** | (214,697) | 337,744 |
| | **8,008** | **73,513** | (67,302) | 681,916 |
| Net resources generated by operations | **371,968** | **3,414,658** | 2,526,612 | 2,909,581 |
| INVESTMENTS: | | | | |
| Property, plant and equipment | **(76,672)** | **(703,847)** | (737,861) | (784,905) |
| Retirements of property, plant and equipment | **13,341** | **122,467** | 5,255 | 23,206 |
| Investments in shares and deferred charges | **(22,619)** | **(207,639)** | (151,527) | (144,967) |
| Net resources used in investing activities | **(85,950)** | **(789,019)** | (884,133) | (906,666) |
| FINANCING ACTIVITIES: | | | | |
| Amortization in real terms of financing for the purchase of Coca-Cola FEMSA Buenos Aires shares | **(27,871)** | **(255,856)** | (206,980) | (685,671) |
| Translation adjustment in Coca-Cola FEMSA Buenos Aires investment | **38,573** | **354,099** | (42,051) | 234,909 |
| (Decrease) in notes and interest payable | **(658)** | **(6,045)** | (5,553) | (18,045) |
| (Decrease) increase in bank loans | **(1,932)** | **(17,732)** | 21,084 | (999,906) |
| Dividends paid | **(32,853)** | **(301,590)** | (246,310) | (199,329) |
| Other liabilities | **13,279** | **121,902** | 94,870 | 49,855 |
| Pension plan and seniority premiums | **1,493** | **13,713** | 4,158 | (24,529) |
| Net resources used in financing activities | **(9,969)** | **(91,509)** | (380,782) | (1,642,716) |
| Net increase in cash and cash equivalents | **276,049** | **2,534,130** | 1,261,697 | 360,199 |
| Cash and cash equivalents at beginning of the year | **191,579** | **1,758,697** | 497,000 | 136,801 |
| Cash and cash equivalents at the end of the year | **$ 467,628** | Ps. **4,292,827** | Ps. 1,758,697 | Ps. 497,000 |

The accompanying notes are an integral part of this consolidated statement of changes in financial position.

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

*For the years ended December 31, 2001, 2000 and 1999*
*Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2001*

| Description |
| --- |
| CONSOLIDATED BALANCES AT DECEMBER 31, 1998 |
| Transfer of income of prior year |
| Dividends paid |
| Transfer of additional paid–in capital to capital stock |
| Net income for the year |
| Other comprehensive income: |
| Translation adjustment of Coca-Cola Femsa Buenos Aires investment |
| Results from holding nonmonetary assets |
| Comprehensive income |
| CONSOLIDATED BALANCES AT DECEMBER 31, 1999 |
| Bulletin D-4 deferred taxes |
| Transfer of income of prior year |
| Dividends paid |
| Net income for the year |
| Other comprehensive income: |
| Translation adjustment of Coca-Cola Femsa Buenos Aires investment |
| Results from holding nonmonetary assets |
| Comprehensive income |
| CONSOLIDATED BALANCES AT DECEMBER 31, 2000 |
| Transfer of income of prior year |
| Dividends paid |
| Net income for the year |
| Other comprehensive income: |
| Translation adjustment of Coca-Cola Femsa Buenos Aires investment |
| Results from holding nonmonetary assets |
| Comprehensive income |
| CONSOLIDATED BALANCES AT DECEMBER 31, 2001 |

The accompanying notes are an integral part of this consolidated statement of changes in stockholders' equity.

| | Capital Stock | | Additional Paid-in Capital | | Retained Earnings | | Net Income for the Year | | Cumulative Translation Adjustment | | Cumulative Result of Holding Nonmonetary Assets | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ps. | 2,047,705 | Ps. | 1,771,302 | Ps. | 2,897,656 | Ps. | 747,102 | Ps. | 626,577 | Ps. | (3,563,369) | Ps. | 4,526,973 |
| | | | | | 747,102 | | (747,102) | | | | | | — |
| | | | | | (199,329) | | | | | | | | (199,329) |
| | 194,074 | | (194,074) | | | | | | | | | | — |
| | | | | | | | 1,060,519 | | | | | | 1,060,519 |
| | | | | | | | | | 234,909 | | | | 234,909 |
| | | | | | | | | | | | (556,069) | | (556,069) |
| | | | | | | | 1,060,519 | | 234,909 | | (556,069) | | 739,359 |
| Ps. | 2,241,779 | Ps. | 1,577,228 | Ps. | 3,445,429 | Ps. | 1,060,519 | Ps. | 861,486 | Ps. | (4,119,438) | Ps. | 5,067,003 |
| | | | | | (766,177) | | | | | | | | (766,177) |
| | | | | | 1,060,519 | | (1,060,519) | | | | | | — |
| | | | | | (246,310) | | | | | | | | (246,310) |
| | | | | | | | 1,329,389 | | | | | | 1,329,389 |
| | | | | | | | | | (42,051) | | | | (42,051) |
| | | | | | | | | | | | (179,293) | | (179,293) |
| | | | | | | | 1,329,389 | | (42,051) | | (179,293) | | 1,108,045 |
| Ps. | 2,241,779 | Ps. | 1,577,228 | Ps. | 3,493,461 | Ps. | 1,329,389 | Ps. | 819,435 | Ps. | (4,298,731) | Ps. | 5,162,561 |
| | | | | | 1,329,389 | | (1,329,389) | | | | | | — |
| | | | | | (301,590) | | | | | | | | (301,590) |
| | | | | | | | 2,243,928 | | | | | | 2,243,928 |
| | | | | | | | | | 354,099 | | | | 354,099 |
| | | | | | | | | | | | 15,595 | | 15,595 |
| | | | | | | | 2,243,928 | | 354,099 | | 15,595 | | 2,613,622 |
| **Ps.** | **2,241,779** | **Ps.** | **1,577,228** | **Ps.** | **4,521,260** | **Ps.** | **2,243,928** | **Ps.** | **1,173,534** | **Ps.** | **(4,283,136)** | **Ps.** | **7,474,593** |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*For the years ended December 31, 2001, 2000 and 1999*
*Amounts Expressed in Thousands of U.S. Dollars ($) and Thousands Constant Mexican Pesos (Ps.) as of December 31, 2001*

## ACTIVITIES OF THE COMPANY

Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") is a Mexican corporation controlled by Grupo Industrial Emprex, S.A. de C.V. ("Emprex"), whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities. Grupo Industrial Emprex, S.A. de C.V. is controlled by Fomento Económico Mexicano, S.A. de C.V. ("FEMSA").

Coca-Cola FEMSA is an association between Emprex, which owns 51% of the capital stock, and Inmex Corporation, which is a subsidiary of The Coca-Cola Company, which owns 30% of the capital stock. The remaining 19% of the shares are quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries ("the Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in two territories in Mexico and one territory in Argentina. The Valley of Mexico territory includes all of Mexico City and a substantial portion of the state of Mexico. The Southeastern Mexican territory covers the states of Tabasco, Chiapas and contiguous portions of the state of Oaxaca and the southern portion of the state of Veracruz. The Argentine territory includes Buenos Aires City and a substantial portion of the Gran Buenos Aires area.

On November 5, 2001, the Company entered into a franchise agreement with FEMSA for the production, distribution and sale of the Mundet brand beverages throughout the territories where the Company operates.

## NOTE 1: BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States ("U.S. GAAP") as further explained in Note 21. A reconciliation from Mexican GAAP to U.S. GAAP is included in Note 22.

The consolidated financial statements are stated in thousand of Mexican pesos ("Ps"). The translations of Mexican pesos into U.S. dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2001 of 9.1800 Mexican pesos per U.S. dollar. Such convenience translations should not be construed as representation that the Mexican peso accounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

## NOTE 2: BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly a majority of the outstanding capital stock and/or exercises control. All intercompany balances and transactions have been eliminated in such consolidation.

The merger of some of Coca-Cola FEMSA's subsidiaries was approved at an extraordinary stockholders' meeting held on March 7, 2000. The merger became effective on March 31, 2000 and has no effect in the presentation of the consolidated financial statements.

The subsidiaries of Coca-Cola FEMSA are:

| | |
|---|---|
| Valley of Mexico: | Propimex, S.A. de C.V. |
| | Refrescos y Aguas Minerales, S.A. de C.V. |
| | Administración y Asesoría Integral, S.A. de C.V. |
| Southeast of Mexico: | Inmuebles del Golfo, S.A. de C.V. |
| Argentina: | Coca-Cola FEMSA de Buenos Aires, S.A. |

## NOTE 3: FOREIGN SUBSIDIARY INCORPORATION

The financial statements of foreign subsidiaries are incorporated into the consolidated financial statements in accordance with the Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations".

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located. The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is denominated the cumulative translation adjustment and is recorded directly in stockholders' equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, since the net investment in the foreign subsidiaries is considered to be an economic hedge of such debt. The gain or loss on monetary position resulting from such financing is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered to be an integral part of the investment in such subsidiary, and is included in the cumulative translation adjustment.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the currency in which the investment was made, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year-end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and the carrying out of foreign exchange transactions for the period from December 21, 2001 through January 11, 2002. At the end of this period, a dual exchange rate system went into effect, with a free-floating exchange rate to be determined by supply and demand and a controlled exchange rate of 1.40 Argentine pesos to the U.S. dollar (equivalent to 6.557 Mexican pesos to the Argentine peso, considering the 9.18 Mexican peso per US dollar exchange rate prevailing at year-end).

On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to the other foreign currencies and to establish foreign exchange regulations.

Due to the instability of the Argentine economy and the uncertainty with respect to the exchange rate of the Argentine peso at the end of 2001, the Company recognized a devaluation of the Argentine peso and the resulting negative impact on its investment in Coca-Cola FEMSA de Buenos Aires, by incorporating the latter's figures into the consolidated financial statements using the following exchange rates:

| | Argentine pesos to the U.S. dollar | Mexican pesos to the Argentine peso |
|---|---|---|
| Balance sheet | 1.700 | 5.400 |
| Income statement | 1.033 | 8.890 |

Income statement was incorporated at the exchange rate of 8.890 Mexican pesos to the Argentine peso, considering that transactions through November 30, 2001 were carried out in the normal course of business and the consequences of the measures adopted by the Argentine government in December affect December and thereafter.

Following a conservative approach, the Company calculated the restatement of fixed assets of foreign origin owned by Coca-Cola FEMSA Buenos Aires using the controlled exchange rate. Liabilities denominated in foreign currency were adjusted to the exchange rate of 1.70 Argentine pesos to the U.S. dollar, although it is possible that some of those liabilities may be settled at the controlled exchange rate.

The impact of the devaluation of the Argentine peso on the Company was Ps. 843,595, which is included in stockholders' equity. According to the procedure to restate prior year figures of foreign subsidiaries (see Note 4 a) for the purposes of presenting comparable figures, the exchange rates applicable to 2001 shown above were used for both the balance sheet and the income statement, such that stockholders' equity for each year included in the financial statements reflects the impact of the devaluation of the Argentine peso.

Additionally, the economic hedge for the financing denominated in U.S. dollars to acquire Coca-Cola FEMSA Buenos Aires was reduced due to the impairment of the net investment in this subsidiary resulting from the devaluation. Therefore, the effects of Mexican peso exchange rate fluctuations and the monetary gain corresponding to the portion of the unhedged financing were recorded as part of the integral financing result, and the related tax effects were included in the tax provision.

The total impact on the Company's stockholders' equity due to the devaluation of the Argentine peso related to the amounts of Coca-Cola FEMSA Buenos Aires was as follows:

| Income Statement | | Impact |
|---|---|---|
| Results: | | |
| Net income from operations | Ps. | (7,736) |
| Exchange gain on foreign currency position of the subsidiary | | 156,516 |
| Financing for the acquisition | | 5,918 |
| Net effect in income for the year | Ps. | 154,698 |
| Shareholders' equity: | | |
| Cumulative translation adjustment | Ps. | (1,009,115) |
| Net investment in Coca-Cola FEMSA Buenos Aires | | |
| Exchange loss on participation of net income | | (118,969) |
| Result of holding nonmonetary assets | | |
| Restatement of fixed assets of foreign origin | | 129,791 |
| Net effect in shareholders' equity | Ps. | (843,595) |

## NOTE 4: SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

*a) Recognition of the Effects of Inflation in the Financial Information:*

The recognition of the effects of inflation in the financial information consists of:

- Restating nonmonetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").
- Including in stockholders' equity the cumulative result of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon NCPI inflation factors.
- Including in the integral cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI inflation factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI inflation factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information of the Mexican subsidiaries for prior years was restated using NCPI inflation factors. Financial information for foreign subsidiaries, included in the consolidated financial statements, was restated using the inflation rate of the country in which the foreign subsidiary is located, and then translated at the year-end exchange rate of the Mexican peso (see Note 3). Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest year presented.

*b) Cash and Cash Equivalents:*

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.

*c) Inventories and Cost of Sales:*

The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined principally based on replacement cost at the time of sale.

*d) Advances to Suppliers:*

The balances are adjusted by applying NCPI inflation factors, considering their average age, and are included in the inventory account.

*e) Prepaid Expenses:*

These represent payments for services that will be received over the next twelve months. Prepaid expenses are recorded at historical cost and applied in the income statement in the month in which the services or benefits are received. Prepaid expenses consist primarily of advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a twelve-month year based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time that the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products and/or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products and/or presentations to normal operating levels, which is generally one year (see Note 7).

*f) Property, Plant and Equipment:*

These assets are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases (see Note 4 g), are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then translated at the year-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets. Depreciation of new property, plant and equipment commences in the year after placement in service.

The annual average depreciation rates of property, plant and equipment are as follows:

| | 2001 |
|---|---|
| Building and construction | 2.40% |
| Machinery and equipment | 4.80% |
| Distribution equipment | 6.70% |
| Other equipment | 14.20% |

*g) Bottles and Cases:*

Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. For the year ended December 31, 2001, 2000 and 1999, breakage expense amounted to Ps. 194,659, Ps. 272,064 and Ps. 233,761, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according with the useful life of such assets.

*h) Investments in Shares:*

The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI inflation factors.

*i) Deferred Charges:*

Deferred charges represent payments whose benefits will be received in future years. These consist primarily of:

- Investment in refrigerators, which are placed in the market in order to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.
- Agreements with customers for the right to sell and promote the Company's products during certain years of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.
- Leasehold improvements, which are restated by applying NCPI factors, considering their average age, and amortized over the term in which the benefits are expected to be received or the term of the related lease, using the straight-line method.

*j) Goodwill:*

Represents the difference between the price paid over the book value of the shares and/or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a year of no more than 20 years. Goodwill is recorded in the currency used to make the investment and it is restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate.

*k) Payments from The Coca-Cola Company:*

The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expense incurred was Ps. 817,174, Ps. 758,679 and Ps. 731,357, during the year ended December 31, 2001, 2000 and 1999, respectively. In addition, since 1999, The Coca-Cola Company has made payments in connection with the Company's refrigeration equipment investment program. These payments are related to the increase in volume of Coca-Cola products that result from such expenditures, and will be reimbursed if the established conditions in the contracts are not met. These grants are recorded in 'Deferred Charges' net of participation of The Coca-Cola Company.

*l) Labor Liabilities:*

Labor liabilities include liabilities for the pension and retirement plan, and seniority premium, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary, and are restated using NCPI inflation factors, with such restatement presented in stockholders' equity. The increase for the year in labor liabilities is charged to expense in the income statement (see Note 13).

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year period during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the year ended December 30, 2001, 2000 and 1999, these amounted to Ps. 24,590, Ps. 42,497 and Ps. 38,301, respectively.

*m) Revenues Recognition:*

Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

*n) Income Tax, Tax on Assets and Employee Profit Sharing:*

Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4. "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and tax on assets are determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the bases for employee profit sharing that are expected to turn around within a defined year.

The balance of deferred taxes is comprised of monetary and nonmonetary items, based on temporary differences from which it is derived.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding form both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings (see Note 18 d).

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. Beginning in 1999, estimated tax payments through the parent company were eliminated, and the benefits of tax consolidation are limited to 60% of the stockholders' participation in the subsidiaries. Before, they were 100%.

*o) Integral Result of Financing:*

The integral result of financing includes:

INTEREST: Interest income and expenses are recorded when earned or incurred, respectively.

FOREIGN EXCHANGE GAINS OR LOSSES: Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

GAIN (LOSS) ON MONETARY POSITION: This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed applying the NCPI to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate (see Note 3).

*p) Financial Instruments:*

The Company contracts financial instruments to manage the financial risks associated with its operations. The premium paid for these instruments is recognized in prepaid expenses and its cost is recognized in earnings using the straight-line method. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2000, the Company recorded in the result of the year the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2 "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purpose be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this new bulletin is included in net income, net of taxes, as a change in accounting principles, which amounted to Ps. 27,410.

*q) Restatement of Stockholders' Equity:*

The objective of this restatement is to present stockholders' equity in terms of the purchasing power of the Mexican peso as of the date of the most recent balance sheet.

*r) Cumulative Result of Holding Nonmonetary Assets:*

The cumulative cumulative result of holding non-monetary assets represents the sum of the differences between book values and restatement values, as determined by applying NCPI inflation factors to nonmonetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

*s) Comprehensive Income:*

Comprehensive income is comprised of the net income for the year, plus any other items of revenues, expenses, gains and losses, which are recognized directly in stockholders' equity. Such items include the cumulative translation result and the cumulative result of holding nonmonetary assets and are presented in the Consolidated Statement of Changes in Stockholders' Equity.

*t) Earnings per Share:*

This represents the earnings corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year, in conformity with Bulletin B-14, "Earnings per Share".

## NOTE 5: OTHER ACCOUNTS RECEIVABLE

| | | 2001 | | 2000 |
|---|---|---|---|---|
| The Coca-Cola Company | Ps. | **134,964** | Ps. | 109,569 |
| Alpla, S.A. de C.V. | | **134,136** | | — |
| Arteva, S.A. de C.V. | | **8,565** | | 19,451 |
| Insurance claims | | **4,520** | | 4,811 |
| Loans to employees | | **4,468** | | 1,761 |
| Guarantee deposits | | **3,041** | | 3,644 |
| Other | | **37,525** | | 23,873 |
| Allowance for doubtful accounts | | **(13,135)** | | (11,714) |
| | Ps. | **314,084** | Ps. | 151,395 |

The changes in the allowance for doubtful accounts are as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Balance at the beginning of the year | Ps. | **11,714** | Ps. | 15,774 |
| Provision of the year | | **19,313** | | 55,278 |
| Write-offs | | **(22,801)** | | (52,798) |
| Restatement of initial balance | | **4,909** | | (6,540) |
| Balance at the end of the year | Ps. | **13,135** | Ps. | 11,714 |

## NOTE 6: INVENTORIES

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Finished products | Ps. | **186,347** | Ps. | 188,502 |
| Raw materials | | **245,686** | | 132,273 |
| Spare parts | | **83,400** | | 79,458 |
| Work-in-process | | **1,107** | | 4,299 |
| Advertising and promotional materials | | **6,228** | | 4,314 |
| Advances to suppliers | | **43,421** | | 37,358 |
| | Ps. | **566,189** | Ps. | 446,204 |

## NOTE 7: PREPAID EXPENSES

| Balance | | 2001 | | 2000 |
|---|---|---|---|---|
| Advertising | Ps. | **18,298** | Ps. | 21,898 |
| Foreign currency call option cost | | **—** | | 13,991 |
| Insurance | | **3,217** | | 2,128 |
| Other | | **10,215** | Ps. | 8,549 |
| | Ps. | **31,730** | Ps. | 46,566 |

The advertising and promotional expenses for the year are as follows:

| Income Statement | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Advertising | Ps. | **504,004** | Ps. | 604,758 | Ps. | 471,120 |
| Promotional expenses | | **99,100** | | 107,944 | | 94,863 |

## NOTE 8: INVESTMENTS IN SHARES

| Company | Ownership | | 2001 | | 2000 |
|---|---|---|---|---|---|
| COCA-COLA FEMSA: | | | | | |
| Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") | 19.60% | Ps. | **58,953** | Ps | 75,866 |
| COCA-COLA FEMSA DE BUENOS AIRES S.A.: | | | | | |
| Complejo Industrial Can, S.A. ("CICAN") | 48.10% | | **78,759** | | 75,700 |
| OTHER | Various | | **1,712** | | 1,784 |
| | | Ps. | **139,424** | Ps. | 153,350 |

## NOTE 9: PROPERTY, PLANT AND EQUIPMENT

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Land | Ps. | **738,234** | Ps. | 735,142 |
| Buildings, machinery and equipment | | **7,861,653** | | 7,842,493 |
| Accumulated depreciation | | **(2,638,732)** | | (2,433,920) |
| Construction in progress | | **293,304** | | 280,749 |
| Bottles and cases | | **204,961** | | 311,561 |
| | Ps. | **6,459,420** | Ps. | 6,736,025 |

The Company identified fixed assets consisting mainly of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments, which at December 31, 2001 and 2000, amounted to Ps. 25,225 (nominal value). Such assets have been valued at their estimated realizable value, according to applicable independent appraisals. Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position must be computed and recorded in the results of operations.

Primarily due to its production capacity rationalization program, together with the emphasis on non-returnable package, some subsidiaries of the Company recorded write-offs and adjustments to the assets value, based on current economic condition, of Ps. 142,822, Ps. 211,083 and Ps. 68,138 (nominal value) for the years ended December 31, 2001, 2000 and 1999, respectively.

## NOTE 10: DEFERRED CHARGES

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Refrigeration equipment | Ps. | **305,337** | Ps. | 214,302 |
| Prepaid advertising | | **17,226** | | 24,324 |
| Leasehold improvements | | **96,441** | | 75,757 |
| Intangible labor asset (see Note 13) | | **9,494** | | 5,369 |
| Bonus program (see Note 14) | | **2,836** | | 7,961 |
| Yankee bond | | **28,036** | | 33,453 |
| Agreements with customers | | **50,340** | | 48,008 |
| Other | | **10,214** | | 31,240 |
| | Ps. | **519,924** | Ps. | 440,414 |

## **NOTE 11:** BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND ASSOCIATED COMPANIES

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

| | | **2001** | | 2000 |
|---|---|---|---|---|
| EMPREX AND SUBSIDIARIES: | | | | |
| Balance sheet | | | | |
| Assets (accounts receivable) | **Ps.** | **18,298** | Ps. | 7,855 |
| Liabilities (suppliers and other liabilities) | | **110,637** | | 97,229 |

| | | **2001** | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Income statement | | | | | | |
| Sales and other revenues | **Ps.** | **112,032** | Ps. | 83,239 | Ps. | 47,590 |
| Purchases of inventories | | **521,132** | | 583,082 | | 582,148 |
| Operating expenses | | **596,995** | | 646,204 | | 546,631 |

| | | **2001** | | 2000 |
|---|---|---|---|---|
| THE COCA-COLA COMPANY: | | | | |
| Balance sheet | | | | |
| Assets (accounts receivable) | **Ps.** | **134,964** | Ps. | 109,569 |
| Liabilities (suppliers and other liabilities) | | **144,658** | | 173,628 |

| | | **2001** | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Income statement | | | | | | |
| Purchases of concentrate | **Ps.** | **2,756,348** | Ps. | 2,743,344 | Ps. | 2,550,580 |
| Interest expense | | **21,994** | | 27,061 | | 19,398 |

Other associated companies:

For the years ended December 31, 2001, 2000 and 1999, the Company's subsidiaries received services from other companies where some stockholders have participation:

| | | **2001** | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| INTEREST: | | | | | | |
| Expense | **Ps.** | **—** | Ps. | 31 | Ps. | 988 |
| Income | | **59,318** | | 14,973 | | 15,168 |

| | | **2001** | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| PURCHASES OF CANNED PRODUCTS FROM: | | | | | | |
| IEQSA | **Ps.** | **406,751** | Ps. | 208,137 | Ps. | 251,396 |
| CICAN | | **247,484** | | 269,994 | | 309,727 |

## NOTE 12: BALANCES AND TRANSACTIONS IN FOREIGN CURRENCY.

Assets and liabilities denominated in U.S. dollars, excluding those of Coca-Cola FEMSA Buenos Aires, are as follows:

| Thousands of U.S. Dollars | Applicable Exchange Rate(1) | | Short-Term | | Long-Term | | Total |
|---|---|---|---|---|---|---|---|
| **Balances** | | | | | | | |
| **December 31, 2001:** | **9.1800** | | | | | | |
| **Assets** | | **$** | **182,935** | **$** | **—** | **$** | **182,935** |
| **Liabilities** | | | **7,772** | | **303,959** | | **311,731** |
| December 31, 2000: | | | | | | | |
| Assets | 9.6100 | $ | 19,858 | $ | — | $ | 19,858 |
| Liabilities | | | 7,975 | | 304,847 | | 312,822 |

(1) Mexican pesos per U.S. dollar.

The transactions in foreign currency converted into U.S. dollars, excluding those of Coca-Cola FEMSA Buenos Aires, were as follows:

| Thousands of U.S. Dollars | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Income statement | | | | | | |
| Interest income | **$** | **2,333** | $ | 208 | $ | 213 |
| Interest expenses and commissions | | **28,809** | | 28,428 | | 31,821 |
| | **$** | **(26,476)** | $ | (28,220) | $ | (31,608) |

As of January 19, 2002, the issue date of these consolidated financial statements, the foreign currency position was similar to that at December 31, 2001, and the exchange rate was 9.1912 Mexican pesos per U.S. dollar.

## NOTE 13: LABOR LIABILITIES

The actuarial calculations for the Mexican subsidiaries' pension and retirement plan, and seniority premium and the cost for the year were determined using the following long-term assumptions:

| Real Rates | 2001 |
|---|---|
| Annual discount rate | **6.00%** |
| Salary increase | **2.00%** |
| Return on assets | **6.00%** |

In June 2001 the Company decreased the projected service obligation derived from a change in the actuarial calculations motivated by a confirmation received from the Mexican Social Security Institute ("IMSS") about the interpretation of Art. 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.

The balances of the liabilities and the trust assets, as well as the expenses for the year are as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Pension and retirement plans: | | | | |
| Vested benefit obligation | Ps. | 63,042 | Ps. | 48,823 |
| Non-vested benefit obligation | | 45,442 | | 96,645 |
| Accumulated benefit obligation | | 108,484 | | 145,468 |
| Excess of projected benefit obligation over accumulated benefit obligation | | 14,854 | | 28,517 |
| Projected benefit obligation | | 123,338 | | 173,985 |
| Plan assets at fair value | | (38,067) | | (40,197) |
| Unfunded projected benefit obligation | | 85,271 | | 133,788 |
| Unrecognized net transition obligation services | | (1,057) | | (1,073) |
| Unrecognized actuarial net gain | | 65,318 | | 5,404 |
| Total | Ps. | 149,532 | Ps. | 138,119 |

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Seniority premiums: | | | | |
| Vested benefit obligation | Ps. | 5,090 | Ps. | 5,401 |
| Non-vested benefit obligation | | 12,595 | | 11,597 |
| Accumulated benefit obligation | | 17,685 | | 16,998 |
| Excess of projected benefit obligation over accumulated benefit obligation | | 1,661 | | 1,635 |
| Projected benefit obligation | | 19,346 | | 18,633 |
| Unrecognized net transition obligation services | | (2,208) | | (2,306) |
| Unrecognized net loss | | (8,539) | | (4,655) |
| | | 8,599 | | 11,672 |
| Additional labor liability | | 9,494 | | 5,369 |
| Total | Ps. | 18,093 | Ps. | 17,041 |
| Total labor liabilities | Ps. | 167,625 | Ps. | 155,160 |

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Expense for the Year: | | | | | | |
| Pension and retirement plan | Ps. | 10,532 | Ps. | 21,692 | Ps. | 18,218 |
| Seniority premium | | 4,727 | | 4,991 | | 5,226 |
| | Ps. | 15,259 | Ps. | 26,683 | Ps. | 23,444 |

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the assumptions at the end of the year.

As of December 31, 2001 and 2000, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in "Deferred charges, net" (see Note 10). The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan trust by certain subsidiaries amounted to Ps. 100 (nominal value) at December 31, 2001.

The integral result of financing includes the interest cost related to labor liabilities, net of return on assets. This amounted to Ps. 5,000, Ps. 9,833 and Ps. 9,015 for the year ended December 31, 2001, 2000 and 1999, respectively.

## NOTE 14: BONUS PROGRAM

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers will be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer's salary and the amount of the increase in real terms in the market value of FEMSA and Coca-Cola FEMSA shares, during the preceding five years, provided that no payments will be made unless the market value of FEMSA and Coca-Cola FEMSA shares (equal parts) have at least doubled in real terms by such fifth anniversary.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options related to FEMSA shares, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in "Deferred charges, net" and will be amortized over the two-year term of such options. As of December 31, 2001 and 2000, the unamortized cost of the options amounts to Ps. 2,836 and Ps. 7,961, respectively (see Note 10).

The purchased options are "marked to market", and any income derived therefrom is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements no income has been required.

Additionally, during 1999 the Company established a new compensation plan for certain key executives, which consists of granting an annual bonus over the next five years, in the form of stock or stock options, based on each executive's responsibilities within the organization and the executive's performance during the previous year.

For each key executive, on an annual basis, the net after-tax amount will be transferred to an irrevocable trust, which through the instruction of a technical committee can:

- Acquire stock of FEMSA or of any of its subsidiaries listed on the Mexican Stock Exchange, or acquire American Depositary Receipts (ADR's), representing such stock, quoted on the New York Stock Exchange (NYSE) and/or
- Enter into call options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.

The annual bonus is recorded in the results of operations of the year. The amounts paid corresponding to 2001, 2000 and 1999 were Ps. 56,970, Ps. 51,469 and 19,244, respectively.

## NOTE 15: BANK LOANS

Long-term bank loans and Notes payable of the Company are as follows (denominated in U.S. dollars, unless otherwise indicated):

| Bank | Interest Rate | | 2001 | | 2000 |
|---|---|---|---|---|---|
| Fixed interest rate: | | | | | |
| Yankee bond | 8.95% | Ps. | **1,836,000** | Ps. | 2,006,568 |
| Private placement with Citibank, NA. | 9.40% | | **918,000** | | 1,003,284 |
| Banque Paribas | 7.69% | | **—** | | 8,885 |
| GE Capital leasing | 9.44% | | **38,580** | | 47,318 |
| | | | **2,792,580** | | 3,066,055 |
| Various | Libor + 2 | | **11,803** | | 11,916 |
| | | **Ps.** | **2,804,383** | Ps. | 3,077,971 |

Maturities of long-term bank loans as of December 31, 2001 are as follows:

| | | |
|---|---|---|
| Current maturities of long term debt | **Ps.** | **14,042** |
| 2003 | | **8,158** |
| 2004 | | **926,158** |
| 2005 | | **6,185** |
| 2006 | | **1,842,185** |
| 2007 | | **6,109** |
| 2008 | | **1,546** |
| | **Ps.** | **2,804,383** |

As of December 31, 2001, the Company was in compliance with all restrictions and covenants established in its loan agreements.

## NOTE 16: FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | | **2001** | | | 2000 | | |
|---|---|---|---|---|---|---|---|
| | | **Carrying Amount** | **Fair Value** | | Carrying Amount | | Fair Value |
| Long-term debt | **$** | **305,488** | **338,467** | $ | 307,551 | $ | 316,209 |
| Cost paid for the call option agreements | **$** | **—** | **—** | $ | 1,394 | $ | 552 |

*a) Long-Term Debt:*

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term Notes payable is based on quoted market prices.

*b) Cash-Settled Options:*

The terms of accounting for the cash-settled options are described in Note 14. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as originally contracted.

*c) Forwards Agreements to Purchase-Sell U.S. Dollars:*

At December 31, 2001, the company does not have any forward agreement to hedge its operations denominated in U.S. dollars.

As of December 31, 2000, the Company had 35 contracts to buy and sell U.S. dollars for a total amount of $131,400 and $121,800, respectively, which mature during 2001. In addition, the Company had 10 forward contracts to hedge a possible Argentine devaluation for $100,000.

*d) Call Options:*

At December 31, 2000 the Company had 24 option agreements to buy U.S. dollars for an amount of $87,600, which mature during 2001.

## NOTE 17: STOCKHOLDERS' EQUITY

At December 31, 2001, the capital stock of the Company was comprised of 1,425 million common shares without par value and with foreign ownership restrictions. Fixed capital amounts to Ps. 633,250 (nominal value) and variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock.
- Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the total subscribed capital stock.
- Series "D" shares have open subscription and can not exceed 49% of the ordinary shares.
- Series "L" shares have limited voting and other corporate rights.

In addition, 270,750 thousand series "B" shares and 204,000 thousand series "L" shares have been authorized and issued but not subscribed.

As of December 31, 2001, Coca-Cola FEMSA's capital stock is comprised as follows:

| | Number of Shares |
|---|---|
| Series A | 726,750 |
| Series D | 427,500 |
| Series L | 270,750 |
| Total | 1,425,000 |

The restatement of stockholders' equity is allocated to each of the various stockholders' equity accounts as follows:

| | Historical | Restatement | Restated Value |
|---|---|---|---|
| Capital stock | Ps. 633,250 | Ps. 1,608,529 | Ps. 2,241,779 |
| Additional paid-in capital | 305,505 | 1,271,723 | 1,577,228 |
| Retained earnings | 2,689,156 | 1,832,104 | 4,521,260 |
| Net income for the year | 2,206,775 | 37,153 | 2,243,928 |

At an ordinary stockholders' meeting held on March 1, 2001, dividends in the amount of 0.205 Mexican pesos per share (nominal value) were declared and were paid on March 2001.

The net income of each Mexican subsidiary is subject to a legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2001 the legal reserve for Coca-Cola FEMSA amounts to Ps. 126,650 (nominal value).

Until 1998, retained earnings and other reserves distributed as dividends, as well as reduction of capital, were subject to a 34% income tax charged to Coca-Cola FEMSA when the distribution was not made from net taxable income.

Beginning in 1999 the income tax rate increased from 34 to 35%, allowing the Company to defer payment of 3% in 1999 and 5% thereafter, until the date on which the earnings are distributed as dividends on consolidated taxable income. As of December 31, 2001, taxable income amounts to Ps. 5,107,746.

## NOTE 18: TAX SYSTEM

*a) Income Tax:*

Mexican income tax is computed on taxable income, which differs from accounting income principally due to the differences between purchases and cost of sales, the treatment of the integral cost of financing, the relative cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar in concept to the gain on monetary position.

The statutory income tax rate is 35%. Beginning in 2003, the rate will be reduced one percentage point per year through to 2005 when the rate will be 32%. During the period of 1999 to 2001, the Company was allowed to defer payment (3% in 1999 and 5% in 2000 and 2001) until the date on which the earnings are distributed as dividends.

Coca-Cola FEMSA Buenos Aires calculates its income tax, which differs from accounting income mainly due to the differences in depreciation and labor liability provisions. The Argentine income tax rate is 35%.

*b) Tax on Assets:*

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at a tax-restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax for the year. If in the year there is a tax on assets payment, this amount may be credited against any excess of income taxes over the tax on assets of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income (TMPI) which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes for the year. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

*c) Employee Profit Sharing:*

Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset or liability is due, and other effects of inflation are also excluded.

The present tax law in Argentina does not consider any employee profit sharing.

*d) Deferred Income Tax:*

Beginning in 2000 a new accounting principle became effective revised Bulletin D-4, which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The initial effect of the application of this bulletin generated a deferred tax liability of Ps. 766,177.

The temporary differences that generated deferred income taxes liabilities (assets) are as follows:

| Deferred Income Tax | | 2001 | | 2000 |
|---|---|---|---|---|
| Inventories | **Ps.** | **166,820** | Ps. | 124,338 |
| Property, plant and equipment [1] | | **411,123** | | 536,231 |
| Investments in shares | | **25,873** | | 30,682 |
| Deferred charges | | **175,719** | | 114,687 |
| Pension plan and seniority premium | | **(58,668)** | | (54,307) |
| Other reserves | | **(58,239)** | | (36,499) |
| | **Ps.** | **662,628** | Ps. | 715,132 |

(1) Including bottles and cases

As mentioned in clause a) above, in accordance with the tax reform the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2001, based on the expected dates of reversal of the temporary differences.

The changes in the balance of the deferred income taxes for the year are as follows:

| | | **2001** | | 2000 |
|---|---|---|---|---|
| Balance at beginning of the year | **Ps.** | **715,132** | Ps. | 766,177 |
| Provision for the year | | **50,163** | | 57,643 |
| Change on the statutory rate | | **(24,531)** | | — |
| Result of holding nonmonetary assets | | **(78,136)** | | (108,688) |
| Balance at end of the year | **Ps.** | **662,628** | Ps. | 715,132 |

*e) Tax Provisions:*

| | | **2001** | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Current income tax | **Ps.** | **1,267,662** | Ps. | 828,035 | Ps. | 705,336 |
| Deferred income tax | | **25,632** | | 57,643 | | — |
| Employee profit sharing | | **122,864** | | 118,105 | | 109,832 |
| | **Ps.** | **1,416,158** | Ps. | 1,003,783 | Ps. | 815,168 |

As of December 31, 2001, the Company does not have unamortized tax loss carryforwards or refundable tax on assets.

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Statutory tax rate: | **35.00%** | 35.00% | 35.00% |
| Permanent differences: | | | |
| Gain from monetary position | **(0.75)** | (0.70) | (7.80) |
| Inflationary component | **0.97** | 0.50 | 7.99 |
| Non-deductible expenses and other | **(0.15)** | 3.16 | 4.73 |
| Temporary differences: | **—** | — | (2.32) |
| Effective tax rate: | **35.07%** | 37.96% | 37.60% |

## NOTE 19: COMMITMENTS

As of December 31, 2001 the Company leases certain machinery and distribution equipment.

□ In U.S. dollars, for the leasing of production machinery and equipment and distribution equipment.

| The contracts expire as follows: | $ | Ps. |
|---|---|---|
| 2002 | 674 | 6,187 |
| 2003 | 674 | 6,187 |
| 2004 | 674 | 6,187 |
| 2005 | 674 | 6,187 |
| 2006 | 674 | 6,187 |
| 2007 | 666 | 6,112 |
| 2008 | 167 | 1,533 |
| | 4,203 | 38,580 |

## NOTE 20: INFORMATION BY SEGMENT

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is presented as follows:

| 2001 | México | Buenos Aires[1] | Total |
|---|---|---|---|
| Total revenues | Ps. 14,361,974 | Ps. 3,141,879 | Ps. 17,503,853 |
| Income from operations[1] | 3,622,376 | 173,889 | 3,796,265 |
| Interest expenses | 309,765 | 4,748 | 314,513 |
| Interest income | 258,679 | 13,713 | 272,392 |
| Income tax | 1,229,789 | 63,505 | 1,293,294 |
| Employee profit sharing | 122,864 | — | 122,864 |
| Depreciation and goodwill amortization | 492,159 | 270,560 | 762,719 |
| Breakage of bottles and cases, amortization and other | 314,220 | 20,278 | 334,498 |
| Total long-term assets | 6,691,291 | 1,324,952 | 8,016 ,243 |
| Total assets[2] | 12,200,530 | 1,630,610 | 13,831,140 |
| Total liabilities[2] | 4,710,404 | 434,114 | 5,144,518 |
| Tax liability[3] | 1,081,858 | 130,171 | 1,212,029 |
| Capital expenditures[4] | 757,339 | 31,680 | 789,019 |

| 2000 | México | Buenos Aires[1] | Total |
|---|---|---|---|
| Total revenues | Ps. 13,697,277 | Ps. 3,159,251 | Ps. 16,856,528 |
| Income from operations[1] | 2,888,372 | 148,102 | 3,036,474 |
| Interest expenses | 344,374 | 5,621 | 349,995 |
| Interest income | 124,729 | 7,811 | 132,540 |
| Income tax | 822,851 | 62,827 | 885,678 |
| Employee profit sharing | 118,105 | — | 118,105 |
| Depreciation and goodwill amortization | 540,212 | 288,516 | 828,728 |
| Breakage of bottles and cases, amortization and other | 393,738 | 42,059 | 435,797 |
| Capital expenditures[4] | 827,338 | 56,795 | 884,133 |
| Total long-term assets | 7,448,944 | 842,139 | 8,291,083 |
| Total assets[2] | 9,888,564 | 1,408,937 | 11,297,501 |
| Total liabilities[2] | 4,755,018 | 407,223 | 5,162,241 |
| Tax liability[3] | 813,052 | 159,647 | 972,699 |

| 1999 | México | Buenos Aires[1] | Total |
|---|---|---|---|
| Total revenues | Ps. 11,910,112 | Ps. 3,421,870 | Ps. 15,331,982 |
| Income from operations[1] | 2,082,189 | 188,810 | 2,270,999 |
| Interest expenses | 458,116 | 8,371 | 466,487 |
| Interest income | 47,698 | 30,363 | 78,061 |
| Income tax | 625,957 | 79,379 | 705,336 |
| Employee profit Sharing | 109,832 | — | 109,832 |
| Depreciation and goodwill amortization | 445,719 | 287,596 | 733,315 |
| Breakage of bottles and cases, amortization and other | 376,584 | 57,247 | 433,831 |
| Capital expenditures[4] | 843,765 | 62,901 | 906,666 |

(1) Includes effect of goodwill.
(2) Recoverable taxes and tax liability are not included in total assets and total liabilities.
(3) Includes deferred long-term income tax for 3% (see Note 18).
(4) Includes investments in property, building and equipment as well as deferred charges.

## NOTE 21: DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net stockholder's equity and comprehensive income at U.S. GAAP is presented in Note 22.

It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10 "Reconocimiento de los Efectos de Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information) of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:

*a) Restatement of Prior Year Financial Statements:*

As explained in Note 4 a), in accordance with Mexican GAAP, the financial information of foreign subsidiaries for prior years was restated using the inflation rate of the country in which the foreign subsidiary is located, then translated to Mexican pesos at the year-end exchange rate (see Note 3).

Under U.S. GAAP, the prior year financial information for foreign subsidiaries must be restated in constant units of the reporting currency. In this case, the Mexican peso, which requires the restatement of such prior-year amounts using INPC inflation factors.

Additionally, all other U.S. GAAP adjustments that require restatement have been determined based upon U.S. GAAP methodology.

*b) Deferred Promotional Expenses:*

As explained in Note 4 e), for Mexican GAAP purposes the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, all promotional costs are expensed as incurred.

*c) Start-up Expenses:*

Under Mexican GAAP, start-up costs are capitalized and are amortized at the start of operations using the straight-line method.

Under U.S. GAAP, all start up costs must be expensed as incurred.

*d) Restatement of Imported Machinery and Equipment:*

As explained in Note 4 f ), in accordance with Mexican GAAP, imported machinery and equipment has been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

Under U.S. GAAP, all machinery and equipment, both domestic and imported has been restated using NCPI inflation factors.

*e) Capitalization of Interest Expense:*

Under Mexican GAAP, the capitalization of the integral cost of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral cost of financing.

In accordance with U.S. GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets.

Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the net income and stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as Noted above is reduced by the gain (loss) on monetary position associated with the debt.

*f) Financial Instruments:*

In accordance with Mexican GAAP as mentioned in Note 4 p), beginning in January 2001, bulletin C-2 became effective.

Under U.S. GAAP a new accounting principle, Statement of Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities", also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized in:

- The net income of the year, or
- The other comprehensive income, it is proved that the instruments are related straightly with the hedged item, through statistics effectiveness tests. Thereafter, as the financial instruments matured, the gain or loss is recognized at the result of the year.

The initial effect of SFAS No. 133 should be included in the income statement or in other comprehensive income net of taxes, as a change in accounting principles. For the purposes of SFAS No. 133, the Company has elected not to comply with the hedge accounting requirements for the derivative instruments contracted before December 31, 2000 and accordingly the entire effect of the valuation of those instruments was recognized in the income statement as a change in accounting principles under U.S. GAAP (see Note 21 k).

Prior to 2001, in accordance with Mexican GAAP, the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with U.S. GAAP the income statement effect was determined by the difference in the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference in a straight line throughout the life of the contract.

*g) Deferred Income Taxes and Employee Profit Sharing:*

As explained in Note 4 n), beginning in 2000 a new accounting principle under Mexican GAAP became effective. The Company follows SFAS No. 109, "Accounting for Income Taxes" for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

- Under Mexican GAAP, deferred taxes are classified as non-current, while under U.S. GAAP the classification is based on the classification of the related asset or liability.
- Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under U.S. GAAP the deferred tax balance is classified as a non-monetary item. As a result, the net income differs just in the presentation between the gain (loss) on monetary position and deferred income taxes provision.
- Under Mexican GAAP a change in statutory tax rate approved prior to issuance of the financial statements is considered in the calculation of deferred taxes at the balance sheet date. Under U.S. GAAP, a change in statutory rate may not be considered until the enactment date, which is January 1, 2002 for changes mentioned in Note 18 a).
- Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined year, while under U.S. GAAP the same liability method as used for deferred income taxes is applied.

Additionally, the restatement of imported machinery and equipment and the capitalization of financing costs, the pension plan and financial instruments under Mexican GAAP have a different treatment that under U.S. GAAP (see Note 21 d, e, f and h). As a consequence, the related deferred income tax presented under Mexican GAAP is different than the effect calculated under U.S. GAAP (see Note 18 d).

| Reconciliation of Deferred Income Taxes | | 2001 | | 2000 |
|---|---|---|---|---|
| Deferred income taxes under Mexican GAAP | Ps. | 662,628 | Ps. | 715,132 |
| U.S.GAAP adjustments: | | | | |
| Inventories | | — | | (249) |
| Reserves | | 359 | | (20,656) |
| Property, plant and equipment, net | | 203,370 | | 219,410 |
| Deferred charges | | 24,531 | | 51,808 |
| Pension plan and retirement plan | | 1,320 | | (4,452) |
| Investment in shares | | — | | 15,054 |
| Total adjustments | | 229,580 | | 260,915 |
| Deferred income tax under U.S. GAAP | Ps. | 892,208 | | 976,047 |

The changes in the balance of the deferred income taxes for the year are as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| *Balance at beginning of the year* | Ps. | 976,047 | Ps. | 1,021,568 |
| Provision for the year | | 22,427 | | 61,884 |
| *Inflation effect* | | (106,266) | | (107,405) |
| Balance at end of the year | Ps. | 892,208 | Ps. | 976,047 |

| Reconciliation of Deferred Employee Profit Sharing | | 2001 | | 2000 |
|---|---|---|---|---|
| Deferred employee profit sharing under Mexican GAAP | Ps. | — | Ps. | — |
| *U.S. GAAP adjustments:* | | | | |
| Inventories | | 47,679 | | 35,454 |
| Property, plant and equipment, net | | 238,656 | | 180,006 |
| Deferred charges | | 30,109 | | 16,111 |
| *Pension plan* | | (14,989) | | (14,078) |
| Other reserves | | (8,440) | | (4,541) |
| Total adjustments | | 293,015 | | 212,952 |
| Deferred employee profit sharing under U.S. GAAP | Ps. | 293,015 | Ps. | 212,952 |

*The changes in the balance of the deferred employee for the year are as follows:*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Balance at beginning of the year | Ps. | 212,952 | Ps. | 287,387 |
| Provision for the year | | 81,680 | | (53,513) |
| Inflation effect | | (1,617) | | (20,992) |
| Balance at end of the year | Ps. | 293,015 | Ps. | 212,952 |

*h) Pension Plan:*

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations, in accordance with Bulletin D-3, "Labor Obligations", which is substantially the same as U.S. GAAP's SFAS No. 87, "Employers' Accounting for Pensions".

The effect of the initial application of both bulletins generates a difference in the unamortized prior service costs and in the amortization expense. Under Mexican GAAP and U.S. GAAP, there is no difference in the liabilities for seniority premiums.

The Company prepared a study of pension costs under U.S. GAAP based on actuarial calculations, using the same assumptions used under Mexican GAAP (see Note 13).

The required disclosures under SFAS No. 87 are as follows:

| Net Pension Cost | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Service cost | **Ps.** | **8,075** | Ps. | 13,854 | Ps. | 11,525 |
| Interest cost | | **6,845** | | 11,167 | | 10,140 |
| Actual return on plan assets | | **(2,956)** | | (2,545) | | (2,855) |
| *Net amortization and deferral* | | **(1,788)** | | (398) | | 4,971 |
| Net pension cost (U.S. GAAP) | | **10,176** | | 22,078 | | 23,781 |
| Net pension cost recorded (Mexican GAAP) | | **10,532** | | 21,692 | | 18,218 |
| Additional (income) expense that must be recognized under U.S. GAAP | **Ps.** | **(356)** | Ps. | 386 | Ps. | 5,563 |

| Pension Liability | | 2001 | | 2000 |
|---|---|---|---|---|
| *Projected benefit obligation* | **Ps.** | **122,477** | Ps. | 186,711 |
| Plan assets at fair value | | **(38,067)** | | (40,197) |
| Unfunded projected benefit obligation | | **84,410** | | 146,514 |
| Unrecognized net transition obligation | | **(5,094)** | | (5,495) |
| Unrecognized net gain (loss) | | **66,221** | | (6,700) |
| Total unfunded accrued pension liability under U.S. GAAP | | **145,537** | | 134,319 |
| Total unfunded accrued pension liability under Mexican GAAP | | **(149,532)** | | (138,118) |
| Liability that must be canceled under U.S. GAAP | **Ps.** | **(3,995)** | Ps. | (3,799) |

The changes during the year in the projected benefit obligation of the pension plan as well as the changes in the plan assets at market value for the year and year-ended December 31, 2001 and 2000 are as follows:

| Change in Projected Benefit Obligation | | 2001 | | 2000 |
|---|---|---|---|---|
| Obligation at the beginning of the year | **Ps.** | **186,711** | Ps. | 189,368 |
| Service cost | | **8,075** | | 13,854 |
| Interest cost | | **6,845** | | 11,167 |
| Actuarial loss | | **(73,965)** | | (22,621) |
| Benefits paid | | **(5,189)** | | (5,057) |
| Obligation at the end of the year | **Ps.** | **122,477** | Ps. | 186,711 |

| Change in Plan Pension Plan Funds | | 2001 | | 2000 |
|---|---|---|---|---|
| *Balance at the beginning of the year* | **Ps.** | **40,197** | Ps. | 40,081 |
| Actual return on plan assets in real terms | | **2,956** | | 2,545 |
| Actuarial gain | | **103** | | 2,628 |
| Benefits paid | | **(5,189)** | | (5,057) |
| Balance at the end of the year | **Ps.** | **38,067** | Ps. | 40,197 |

*i) Comprehensive Income:*

The Mexican GAAP presentation of comprehensive income by the Company is in compliance with the presentation required by SFAS No. 130 "Reporting Comprehensive Income" of U.S. GAAP. In Note 22 c), a reconciliation of majority comprehensive income under Mexican GAAP to U.S. GAAP is presented. The difference is generated by the adjustment to net income explained in Note 22 a) and the result of non-monetary assets to reconcile to U.S. GAAP.

*j) Statement of Cash Flows:*

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12 "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of determined resources for the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and the foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP the Company follows SFAS No. 95 "Statement of Cash Flow" which requires the presentation of a statement of cash flows.

The following presents a reconciliation between Mexican GAAP and U.S. GAAP of the resources generated by or used in operating, investing and financing activities:

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Resources generated by operations under Mexican GAAP | **Ps.** | **3,414,658** | Ps. | 2,526,612 | Ps. | 2,909,581 |
| Inflationary effects | | **(148,970)** | | 226,649 | | 97,810 |
| Foreign exchange loss (gain) | | **(69,039)** | | 357,789 | | 37,890 |
| Property, plant and equipment write off | | **122,467** | | 5,256 | | 23,195 |
| Resources generated by operations under U.S. GAAP | **Ps.** | **3,319,116** | Ps. | 3,116,306 | Ps. | 3,068,476 |
| Resources used in investing activities under Mexican GAAP | **Ps.** | **(789,019)** | Ps. | (884,133) | Ps. | (906,666) |
| Property, plant and equipment write off | | **(122,467)** | | (5,256) | | (23,195) |
| Inflation effect | | **—** | | (50,296) | | (65,216) |
| Net cash flow (used in) investing activities under U.S. GAAP | **Ps.** | **(911,486)** | Ps. | (939,685) | Ps. | (995,077) |
| Resources generated by (used in) financing activities under Mexican GAAP | **Ps.** | **(91,510)** | Ps. | (380,782) | Ps. | (1,642,716) |
| Inflation effect | | **148,970** | | (40,188) | | 21,575 |
| Foreign exchange loss (gain) | | **69,039** | | (357,789) | | (37,890) |
| Resources generated by (used in) financing activities under U.S. GAAP | **Ps.** | **126,499** | Ps. | (778,759) | Ps. | (1,659,031) |

| Complementary Information about Cash Flow: | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Interest expense | Ps. | **37,133** | Ps. | 194,145 | Ps. | 364,370 |
| Income tax and tax on assets paid | | **1,354,350** | | 1,302,621 | | 504,499 |

*k) Summarized Financial Information under U.S. GAAP:*

| Income Statement | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Total revenues | Ps. | **17,503,853** | Ps. | 17,315,084 | Ps. | 16,154,568 |
| Income from operations | | **3,585,916** | | 2,982,139 | | 2,202,964 |
| Income before income tax | | **3,451,781** | | 2,359,120 | | 1,835,000 |
| Income taxes | | **1,275,330** | | 899,053 | | 721,511 |
| Net income under U.S. GAAP | | **2,176,451** | | 1,460,067 | | 1,113,489 |
| Cumulative translation result | | **354,099** | | (42,051) | | 234,909 |
| Result of holding nonmonetary assets | | **(905)** | | (102,734) | | (349,074) |
| Comprehensive Income under U.S. GAAP | Ps. | **2,529,645** | Ps. | 1,315,282 | Ps. | 999,323 |

| Balance Sheet | | 2001 | | 2000 |
|---|---|---|---|---|
| Current assets | Ps. | **5,814,897** | Ps. | 3,508,160 |
| Fixed assets | | **6,972,051** | | 7,806,190 |
| Other assets | | **1,556,823** | | 2,455,208 |
| Total assets | | 14,343,771 | | 13,769,558 |
| Current liabilities | | **2,532,329** | | 2,479,994 |
| Long-term liabilities | | **2,810,146** | | 3,130,444 |
| Other liabilities | | **1,532,672** | | 1,388,540 |
| Total liabilities | | 6,875,147 | | 6,998,978 |
| Stockholders' equity | | **7,468,624** | | 6,770,580 |
| Total liabilities and stockholders' equity | Ps. | **14,343,771** | Ps. | 13,769,558 |

| Statements of Changes in Stockholders' Equity under U.S. GAAP | | 2001 | | 2000 |
|---|---|---|---|---|
| Stockholders' equity under U.S. GAAP as of the beginning of the year | Ps. | **6,770,580** | Ps. | 5,752,174 |
| Dividends decreted | | **(301,590)** | | (246,310) |
| Result of restatement | | **(1,530,012)** | | (187,801) |
| Result of holding nonmonetary assets | | **353,195** | | (7,550) |
| Net income under U.S. GAAP | | **2,176,451** | | 1,460,067 |
| Stockholders' equity under U.S. GAAP as of the end of the year | Ps. | **7,468,624** | Ps. | 6,770,580 |

## NOTE 22: RECONCILIATION OF MEXICAN GAAP TO U.S. GAAP

*a) Reconciliation of Net Income:*

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Net income under Mexican GAAP | Ps. | **2,243,928** | Ps. | 1,329,389 | Ps. | 1,060,519 |
| U.S. GAAP adjustments: | | | | | | |
| Restatement of prior year financial statements (Note 21 a) | | **—** | | 19,504 | | 50,098 |
| Deferred promotional expenses (Note 21 b) | | **—** | | — | | — |
| Restatement of machinery and equipment (Note 21 d) | | **(6,160)** | | (24,044) | | (15,333) |
| Capitalization of interest expense (Note 21 e) | | **16,802** | | 673 | | 24,283 |
| Gain on monetary position resulting from U.S. GAAP adjustments (Note 4 n) | | **—** | | 85,659 | | 131,080 |
| Deferred income taxes (Note 21 g) | | **3,205** | | (4,241) | | (106,467) |
| Deferred employee profit sharing (Note 21 g) | | **(81,680)** | | 53,513 | | (25,129) |
| Pension plan cost (Note 21 h) | | **356** | | (386) | | (5,563) |
| Total adjustments | | **(67,477)** | | 130,678 | | 52,969 |
| Net income under U.S. GAAP | Ps. | **2,176,451** | Ps. | 1,460,067 | Ps. | 1,113,488 |
| Weighted average common shares outstanding | | **1,425,000** | | 1,425,000 | | 1,425,000 |
| Net income per share under U.S. GAAP | Ps. | **1.53** | Ps. | 1.02 | Ps. | 0.78 |

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral cost of financing and pension plan liabilities that are nonmonetary.

*b) Reconciliation of Stockholders' Equity:*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Stockholders' equity under Mexican GAAP | Ps. | **7,474,593** | Ps. | 5,162,561 |
| U.S. GAAP adjustments: | | | | |
| Restatement of prior year financial statements (Note 21 a) | | **—** | | 1,637,917 |
| Restatement of machinery and equipment (Note 21 d) | | **437,945** | | 379,599 |
| Capitalization of interest expense (Note 21 e) | | **74,686** | | 60,571 |
| Deferred income taxes (Note 21 g) | | **(229,580)** | | (260,915) |
| Deferred employee profit sharing (Note 21 g) | | **(293,015)** | | (212,952) |
| Accumulated pension plan liability (Note 21 h) | | **3,995** | | 3,799 |
| Total adjustments | | **(5,969)** | | 1,608,019 |
| Stockholders' equity under U.S. GAAP | Ps. | **7,468,624** | Ps. | 6,770,580 |

*c) Reconciliation of Comprehensive Income:*

| | | 2001 | | 2000 | | 1999 |
|---|---|---|---|---|---|---|
| Comprehensive income under Mexican GAAP | Ps. | **2,613,622** | Ps. | 1,108,045 | Ps. | 739,359 |
| Adjustments for U.S. GAAP: | | | | | | |
| Net income (loss) (Note 22 a) | | **(67,477)** | | 130,678 | | 52,969 |
| Result of holding nonmonetary assets | | **(16,500)** | | 76,559 | | 206,995 |
| Comprehensive income under U.S. GAAP | Ps. | **2,529,645** | Ps. | 1,315,282 | Ps. | 999,323 |

**NOTE 23:** FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

During the year 2001, the Financial Accounting Standards Board (FASB) issued the following SFAS:

- In June 2001, it issued SFAS No. 141 "Business Combinations", which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for using the purchase method.

The Company does not anticipate that this new standard will have any impact on its financial position or result of operations.

- In June 2001, it issued SFAS No. 142 "Goodwill and Other Intangible Assets", which is effective for the Company beginning in 2002 except as mentioned in Note 21 d). With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

The Company anticipates that the adoption of this new standard will result in the discontinuation of annual goodwill amortization, for U.S. GAAP purposes, which amounted to Ps. 111,163 in 2001. Additionally, the Company does not estimate to adjust the goodwill value already recorded and there is not any negative goodwill value to be eliminated.

- In August 2001 it issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company plans to adopt this new standard in 2002. The SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled.

The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- In June 2001 it issued SFAS No. 143, "Accounting for Asset Retirement Obligation", which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long lived assets that result from the acquisition, construction, development and / or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which is incurred if a reasonable estimate of fair value loan be made. The associated asset retirement costs are capitalized as part of the carrying amount for the long-lived asset.

The Company does not anticipate that this new standard will have an impact on its financial position or results of operations.

**THE COCA-COLA COMPANY:** Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups that are used to produce more than 230 beverage brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in nearly 200 countries around the world.

**CONSUMER:** Person who consumes Coca-Cola FEMSA products.

**CUSTOMER:** Retail outlet, restaurant or other operation that sells or serves the Company's products directly to consumers.

**FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. (FEMSA):** Founded in 1890, Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe, Asia and Latin America. Its subsidiaries include: FEMSA Cerveza, which produces and sells recognized beer brands, such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis and Bohemia; Coca-Cola FEMSA; and the Strategic Business Division, which was created in November 1999 to group FEMSA Empaques (Packaging), FEMSA Comercio (Retail) and FEMSA Logística (Logistics).

**PER CAPITA CONSUMPTION:** The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the Company multiplies its unit case volume by 24 and divides by the population.

**SERVING:** Equals eight fluid ounces of a beverage.

**SOFT DRINK:** A nonalcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored waters and carbonated or non-carbonated tea, coffee and sports drinks.

**UNIT CASE:** Unit of measurement that equals 24 eight fluid ounce servings.

**UNIT CASE VOLUME:** Number of unit cases that the company sells to its customers. It is considered an excellent indicator of the underlying strength of soft drink sales in a particular market.

## ENVIRONMENTAL STATEMENT

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and wastewater quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

# DIRECTORS AND OFFICERS

**EXECUTIVE OFFICERS**

CARLOS SALAZAR LOMELÍN
Chief Executive Officer
*2 Years as an Officer*

ERNESTO TORRES ARRIAGA
Vice President
*8 Years as an Officer*

HÉCTOR TREVIÑO GUTIÉRREZ
Chief Financial and Administrative Officer
*8 years as an Officer*

JOHN SANTA MARÍA OTAZÚA
Director of Strategic Planning
and Business Development
*6 Years as an Officer*

RAFAEL SUÁREZ OLAGUIBEL
Chief Operating Officer – Mexico
*8 Years as an Officer*

ERNESTO SILVA ALMAGUER
Chief Operating Officer – Buenos Aires
*8 Years as an Officer*

DOMINGO VACCAREZZA
Technical Director
*7 Years as an Officer*

EULALIO CERDA DELGADILLO
Human Resources Director
*2 Years as an Officer*

**DIRECTORS**

**DIRECTORS APPOINTED BY SERIES A SHAREHOLDERS**

EUGENIO GARZA LAGÜERA[1]
Honorary Chairman of the Board, Coca-Cola FEMSA, S.A. de C.V. (KOF), Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer), Fomento Económico Mexicano, S.A. de C.V. (FEMSA), Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM)
*8 Years as a Board Member*

JOSÉ ANTONIO FERNÁNDEZ CARBAJAL[1]
Chairman of the Board, KOF, Chairman of the Board and Chief Executive Officer, FEMSA
*8 Years as a Board Member*

ALFONSO GARZA GARZA[1,A]
General Director, Grafo Regia, S.A. de C.V.
*6 Years as a Board Member*

JUAN CARLOS BRANIFF HIERRO[1,C]
Vice President, BBVA Bancomer
*8 Years as a Board Member*

CARLOS SALAZAR LOMELÍN[3]
Chief Executive Officer, KOF
*2 Years as a Member*

RICARDO GUAJARDO TOUCHÉ[3,B]
Chairman, BBVA Bancomer
*8 Years as a Member*

ALFREDO MARTÍNEZ URDAL[3,B]
Chief Executive Officer, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.
*8 Years as a Board Member*

FEDERICO REYES GARCÍA[3,B]
Executive Vice President of Planning and Finance, FEMSA
*8 Years as a Board Member*

EDUARDO PADILLA SILVA[3,C]
General Director, Empresas Estratégicas FEMSA, S.A. de C.V.
*5 Years as a Board Member*

ARMANDO GARZA SADA[2,B]
General Director, Versax, S.A. de C.V.
*4 Years as a Board Member*

DANIEL SERVITJE MONTUL[2,C]
Chief Executive Officer, Grupo Industrial Bimbo, S.A. de C.V.
*4 Years as a Board Member*

HERBERT ALLEN III[2,A]
Investment Banker, Allen & Company Inc.
*2 Years as a Board Member*

**DIRECTORS APPOINTED BY SERIES D SHAREHOLDERS**

JEFFREY T. DUNN[3,C]
President and Chief Operating Officer, Coca-Cola Americas, Executive Vice President, The Coca-Cola Company
*8 Years as a Board Member*

JAMES E. CHESNUT[3,C]
Executive Vice President of Operations Support, The Coca-Cola Company
*8 Years as a Board Member*

CHARLES H. MCTIER[2,A]
President, Robert W. Woodruff Foundation, Inc.
*3 Years as a Board Member*

BÁRBARA GARZA GONDA[1]
President, Fundación Cultural Bancomer, A.C.
*3 Years as a Board Member*

**DIRECTOR APPOINTED BY SERIES L SHAREHOLDERS**

ALEXIS ROVZAR DE LA TORRE[2,A]
Executive Partner, White & Case S.C.
*8 Years as a Board Member*

RELATION
[1] Shareholder
[2] Independent
[3] Related

BOARD COMMITTEES
[A] Audit
[B] Finance
[C] Human Resources

AUDIT, whose responsibilities include recommending to the Board of Directors the candidates for KOF's external auditors; for assuring their independence and objectivity; for recommending the procedures for preparing the financial information, its review and the processes required for its dissemination; for verifying that the mechanisms essential to assuring the Company's compliance with the stipulations of the corporate bylaws are implemented.

FINANCE, responsible for evaluating the investment policies proposed by the Chief Executive Officer and for obtaining approval from the Board of Directors for those policies; for evaluating and, if necessary, suggesting financing policies proposed by the Chief Executive Officer; for evaluating and, if necessary, suggesting the general guidelines for improving KOF's strategic planning; for providing an opinion on the premises of the annual budget and for obtaining approval from the Board of Directors; for assuring the implementation of the budget and the strategic plan; for identifying the risk factors to which KOF is exposed, as well as the evaluation of its administrative policies.

HUMAN RESOURCES, responsible for suggesting procedures to the Board of Directors to name the Chief Executive Officer and other senior officers; for proposing the criteria for the evaluation of the Chief Executive Officer and senior management; for analyzing and presenting to the Board of Directors the proposal prepared by the Chief Executive Officer with respect to the structure and level of compensation for officers considered "key" to the Company.

**SECRETARY**
CARLOS EDUARDO ALDRETE ANCIRA
General Counsel, FEMSA
*8 Years as a Board Member*
Alternate: David González Vessi

**EXAMINERS**
**EXAMINER APPOINTED BY SERIES A SHAREHOLDERS**
JOSÉ MANUEL CANAL HERNANDO
Senior Managing Director, Ruíz Urquiza y Compañía, S.C., member of Andersen Worldwide Organization, S.C.
*8 Years as a Board Member*
Alternate: Ernesto González Dávila

**EXAMINER APPOINTED BY SERIES D SHAREHOLDERS**
FAUSTO SANDOVAL AMAYA
Partner, Ernst & Young L.L.P.
*8 Years as a Board Member*
Alternate: Humberto Ortíz Gutiérrez

**ALTERNATE DIRECTORS**
**ALTERNATE DIRECTORS APPOINTED BY SERIES A SHAREHOLDERS**
FRANCISCO J. FERNÁNDEZ CARBAJAL
MARIANA GARZA GONDA
ALFREDO LIVAS CANTÚ
GUILLERMO CHAVEZ ECKSTEIN
RICARDO GONZÁLEZ SADA
GERARDO ESTRADA ATTOLINI

**ALTERNATE DIRECTORS APPOINTED BY SERIES D SHAREHOLDERS**
PATRICIA POWELL
DAVID TAGGART
GARY FAYARD

**ALTERNATE DIRECTOR APPOINTED BY SERIES L SHAREHOLDERS**
FERNANDO PARDO RAMÍREZ

## SHAREHOLDER AND ANALYST INFORMATION

Shareholders and financial analysts can get answers to many frequently asked questions related to Coca Cola FEMSA stock ownership by contacting:

### HEAD OF INVESTOR RELATIONS

ALFREDO FERNÁNDEZ
Coca Cola FEMSA, S.A. de C.V.
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210, México, D.F.
MEXICO
Phone: (5255) 50-81-51-20
Fax: (5255) 52-92-34-74
Email: afernandeze@kof.com.mx
Web site: www.cocacola-femsa.com.mx

### LEGAL COUNSEL OF THE COMPANY

CARLOS E. ALDRETE
General Anaya No. 601 Poniente
Col. Bella Vista
64410, Monterrey, Nuevo León
MEXICO
Phone: (5281) 83-28-61-80

### INDEPENDENT ACCOUNTANTS

ANDERSEN
Bosque de Duraznos No. 127
Col. Bosques de las Lomas
11700, México, D.F.
MEXICO

### STOCK EXCHANGE INFORMATION

Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (The Mexican Stock Exchange) under the symbol KOFL and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

### DIVIDEND PAYMENTS PER SHARE OF COMMON STOCK

On March 28, 2001, the Company paid a dividend in the amount of 0.205 Mexican pesos per share.

### TRANSFER AGENT AND REGISTRAR

BANK OF NEW YORK
101 Barclay Street 22 W
New York, New York 10286
U.S.A.
Phone: (212) 815-2206

KOFL
Mexican Stock Exchange
Quarterly Common Stock Information

Mexican Pesos Per Share

| 2001 Quarter Ended | High | Low | Close |
|---|---|---|---|
| December 31 | Ps. 19.54 | Ps. 16.54 | Ps. 18.41 |
| September 30 | Ps. 21.50 | Ps. 17.50 | Ps. 18.97 |
| June 30 | Ps. 22.18 | Ps. 16.80 | Ps. 22.18 |
| March 31 | Ps. 23.15 | Ps. 16.91 | Ps. 18.50 |

| 2000 Quarter Ended | High | Low | Close |
|---|---|---|---|
| December 31 | Ps. 21.15 | Ps. 17.50 | Ps. 21.15 |
| September 30 | Ps. 19.30 | Ps. 17.18 | Ps. 18.68 |
| June 30 | Ps. 18.80 | Ps. 13.78 | Ps. 18.52 |
| March 31 | Ps. 19.00 | Ps. 15.00 | Ps. 17.30 |

KOF
New York Stock Exchange
Quarterly Common Stock Information

U.S. dollars per ADR

| 2001 Quarter Ended | High | Low | Close |
|---|---|---|---|
| December 31 | Ps. 21.15 | Ps. 17.76 | Ps. 20.07 |
| September 30 | Ps. 23.85 | Ps. 17.70 | Ps. 19.75 |
| June 30 | Ps. 24.70 | Ps. 17.85 | Ps. 24.70 |
| March 31 | Ps. 25.31 | Ps. 18.00 | Ps. 19.15 |

| 2000 Quarter Ended | High | Low | Close |
|---|---|---|---|
| December 31 | Ps. 22.38 | Ps. 18.50 | Ps. 22.38 |
| September 30 | Ps. 20.69 | Ps. 18.00 | Ps. 20.00 |
| June 30 | Ps. 19.31 | Ps. 14.38 | Ps. 18.88 |
| March 31 | Ps. 20.56 | Ps. 15.25 | Ps. 18.56 |

COCA-COLA FEMSA, S.A. DE C.V.

GUILLERMO GONZÁLEZ CAMARENA NO. 600
COL. CENTRO DE CIUDAD SANTA FÉ
DELEGACIÓN ALVARO OBREGÓN MÉXICO D.F. 01210

TEL: (5255) 50-81-51-00 FAX: (5255) 52-92-34-74

WWW.COCACOLA-FEMSA.COM.MX

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: March 13, 2002

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer